2006 Annual Report



15 Years of True Community Banking.

UNITY
BANCORP•INC

15 Years of True Community Banking.

1991-2006

1991: First Community Bank opens September 16, with offices in Annandale and North Plainfield.

1992: Approved Lender under the U.S. SBA Guaranty Loan Program.

1994: Top Ten SBA Lenders in NJ. Establishment of Unity Bancorp, Inc.

1995: Awarded "Preferred Lender" status by the SBA in NJ & PA. Opened Flemington and Springfield branches. First dividend declared.

1996: Corporate Headquarters opened in Clinton. Opened Scotch Plains, Linden and Union branches.

1998: Unity Bancorp listed on NASDAQ under the symbol "UNTY". Opened 8th branch in Colonia.

1999: Name changed to Unity Bank. Whitehouse, S. Plainfield, Highland Park, and Edison branches opened. Launched e-commerce through unitybank.com.

2001: #1 SBA Lender for a mid-size company in NJ. Unity Cafes and Kids Corners opened in branch network.

2003: Received Gold Award from the SBA NJ office. Established Unity Commandments. 13th branch opened in Bridgewater.

2004: Total assets eclipse $500 million mark. "Preferred Lender" status received in Connecticut, Maine and Rhode Island.

2005: Unity "Cyber" Cafes introduced. 14th branch opened in Phillipsburg, NJ.

2006: 15th branch opened in Forks Township, PA. Opened NY Loan Production Office.

Table of Contents

Financial Highlights

Year-ended December 31,
Amounts in thousands, except per share data

	2006	2005	2004	2003	2002
Selected Results of Operations					
Interest income	**$43,177**	$33,837	$26,166	$24,895	$24,295
Interest expense	**19,432**	11,603	7,008	7,028	8,572
Net interest income	**23,745**	22,234	19,158	17,867	15,723
Provision for loan losses	**1,550**	1,850	1,175	1,600	2,350
Non-interest income	**7,638**	8,190	7,629	8,343	7,991
Non-interest expense	**21,045**	18,676	17,230	17,329	15,544
Provision for income taxes	**2,943**	3,688	3,052	2,698	2,111
Net income	**5,845**	6,210	5,330	4,583	3,709
Per Share Data					
Net income per common share (basic)	**$ 0.89**	$ 0.97	$ 0.84	$ 0.73	$ 0.58
Net income per common share (diluted)	**0.85**	0.92	0.79	0.70	0.54
Book value per common share	**6.99**	6.26	5.63	4.90	4.34
Market value per common share	**14.71**	13.33	11.61	9.88	6.78
Cash dividends declared on common shares	**0.20**	0.18	0.14	0.05	-
Selected Balance Sheet Data					
Total assets	**$694,106**	$614,172	$515,417	$467,419	$433,153
Loans	**507,690**	448,567	373,580	339,755	311,794
Allowance for loan losses	**7,624**	6,892	5,856	5,352	4,094
Securities	**108,410**	106,331	101,593	92,347	81,754
Deposits	**566,465**	521,860	433,898	414,982	382,585
Borrowings	**79,744**	49,279	44,279	19,279	19,279
Shareholders' equity	**46,228**	40,929	35,868	30,762	27,103
Common shares outstanding	**6,618**	6,536	6,370	6,269	6,243

All share amounts have been restated to include the effect of the 5% stock distribution paid on June 30, 2006, June 30, 2005, June 30, 2004 and March 12, 2003.


Total Assets
in millions
$433
$467
$515
$614
$694
2002
2003
2004
2005
2006


Net Income
in thousands
$3,709
$4,583
$5,330
$6,210
$5,845
2002
2003
2004
2005
2006


Book Value/Common Share
$4.34
$4.90
$5.63
$6.26
$6.99
2002
2003
2004
2005
2006

To Our Shareholders

This was a year of progress and momentum. We continued to implement our strategic plan with robust deposit and loan growth. We have opened offices both in New York and Pennsylvania and have recently embarked on the rollout of a national Small Business Administration ("SBA") loan program. We have not stopped focusing on upgrading our core operating platform to expand and enhance our products. We are well prepared for the future ahead.

The prevailing interest rate environment has proven to be a significant challenge for financial institutions. As a result of the flat yield curve, the banking industry's net interest margin – the difference between rates earned on interest earning assets and the rates paid to fund those assets, dropped to a 17 year low in 2006. Although it is difficult to determine when the interest rate environment will return to a normal level, we firmly believe that we are well positioned to achieve our earnings goals.

Net Income for 2006 was $5.8 million, or $0.85 per diluted share, a 5.9 percent decrease from a year ago. Return on average assets and average common equity for the year ended 2006 were 0.90 percent and 13.56 percent, compared to 1.10 percent and 16.29 percent, respectively a year ago. The decrease in our performance from the prior year was directly attributed to the continued duration of the flat yield curve.

During 2006, total assets grew by 13 percent to $694 million, compared to $614 million in the prior year. This growth was due to robust loan volume in commercial, SBA and consumer loans. In 2006, we closed $190 million of commercial and SBA loans as compared to $176 million in the prior year. Total commercial loans grew by approximately 20 percent over the prior year. The consumer loan portfolio grew by approximately 12 percent over the prior year.

We had a good year for deposit growth as total deposits grew 8.5% over the prior year. While most of the growth came in savings and time deposits, we are implementing remote deposit capture in 2007 to help increase the number of transactional relationships. This new technology will allow customers to deposit checks from their business locations without having to travel to one of our branch locations. Regardless of the pricing pressures, we stand committed to paying higher yields on time deposits than Bank of America, Commerce, PNC and Wachovia.

The market for deposits continues to be a challenge. Total deposits as a percentage of assets for the industry has reached its lowest level since the establishment of the Federal Deposit Insurance Corporation in 1933. The reality is that there are too many banks chasing too few deposits creating further inflationary pricing pressures for the cost of funds.

We are committed to the growth of our branch network with planned growth of 1-2 branches per year. This year we were successful at opening our first Pennsylvania branch in Forks Township. We are committed to moving into the Lehigh Valley area as we believe it is a natural extension of our footprint and is a market that is ripe for continued growth.

We continue to move forward with our Washington and Middlesex, New Jersey branch sites. We now have the permits in hand, which will enable us to have both sites opened later in 2007.

In 2007, we expect to have SBA Loan Production offices in Florida and North Carolina and we are actively looking to expand our lending network to other growth areas on the East Coast of the United States.

Service excellence is an easy thing to espouse, yet it is extremely difficult to consistently deliver. At Unity, we know that exceptional service is a destination that is never reached. It is an attitude, a foundation, on which we have built our franchise. We continue to be recognized for our service culture and our responsiveness to our customers' needs. Something you expect from your community bank.

Our vision and strategy for Unity has not changed. We are committed to exceptional customer service, personal attention, local decision making and concern for the financial well being of our customers and shareholders. We are continuing to build for the future and we are extremely optimistic about our long-term prospects.

The Board of Directors, management and staff of Unity thank you, and we continue to appreciate your loyalty and support.



David D. Dallas
Chairman

James A. Hughes
President and CEO



We've crossed the Delaware.

On November 20,2006, Unity Bank crossed the Delaware into Pennsylvania. The opening of our Forks Township branch located at 1700 Sullivan Trail has continued our branch expansion plan along the Route 78 corridor. This branch is the first retail branch outside of New Jersey. The branch opening was supported by direct marketing, a newspaper campaign as well as radio and movie theatre advertising.

> *"Expanding into the state of Pennsylvania is just a natural extension of our existing footprint",*
>
> *says Unity Bank President and CEO James Hughes.*

The branch has exceeded the goals set by management for deposit growth and through continued marketing efforts these trends are anticipated to continue. With the early and continued success of the Forks Township branch we are looking for additional locations in the Lehigh Valley.



True Community Banking in Forks Township. Cool.
We're crossing the Delaware.
UNITY
We've crossed the Delaware.
Its Here: True Community Banking In Forks Township. Cool.
Does Your Bank Do All This?
TRUE COMMUNITY BANKING. COOL.



December is Grand Opening Month at Unity Bank Forks Township. Cool.
We've crossed the Delaware.
UNITY
We've crossed the Delaware.
15 MONTH CD
5.50%
APY
And Choose a FREE GIFT!
December is Grand Opening Month at Unity Bank. Forks Township. Cool.
PLUS DOES YOUR BANK DO ALL THIS?
TRUE COMMUNITY BANKING. COOL.
14 New Jersey locations and now at 1700 Sullivan Trail Shopping Center in Forks Township.

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes relating thereto included herein. When necessary, reclassifications have been made to prior period's data for purposes of comparability with current period presentation.

Critical Accounting Policies and Estimates

"Management's Discussion and Analysis of Financial Condition and Results of Operation" is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to the Company's Audited Consolidated Financial Statements for the year ended December 31, 2006, contains a summary of the Company's significant accounting policies. Management believes the Company's policy with respect to the methodology for the determination of the allowance for loan losses involves a higher degree of complexity and requires management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could materially impact results of operations. This critical policy and its application is periodically reviewed with the Audit Committee and the Board of Directors.

The provision for loan losses is based upon management's evaluation of the adequacy of the allowance, including an assessment of known and inherent risks in the portfolio, giving consideration to the size and composition of the loan portfolio, actual loan loss experience, level of delinquencies, detailed analysis of individual loans for which full collectibility may not be assured, the existence and estimated net realizable value of any underlying collateral and guarantees securing the loans, and current economic and market conditions. Although management uses the best information available, the level of the allowance for loan losses remains an estimate, which is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to make additional provisions for loan losses based upon information available to them at the time of their examination. Furthermore, the majority of the Company's loans are secured by real estate. Accordingly, the ability to collect a substantial portion of the carrying value of the Company's loan portfolio and valuation and servicing rights are susceptible to changes in local real estate market conditions and may be adversely affected should real estate values decline. Future adjustments to the allowance for loan losses may be necessary due to asset impairment, economic, operating, regulatory and other conditions beyond the Company's control.

Overview

Unity Bancorp, Inc. (the "Parent Company") is a bank holding company incorporated in New Jersey and registered under the Bank Holding Company Act of 1956, as amended. Its wholly-owned subsidiary, Unity Bank (the "Bank," or when consolidated with the Parent Company, the "Company") is chartered by the New Jersey Department of Banking and Insurance. The Bank provides a full range of commercial and retail banking services through the internet and its 15 branch offices located in Hunterdon, Middlesex, Somerset, Union and Warren counties in New Jersey and Northampton county in Pennsylvania. These services include: the acceptance of demand, savings and time deposits, extension of consumer, real estate, Small Business Administration and other commercial credits.

Results of Operations

Net income for the year ended December 31, 2006 was $5.8 million, a 5.9 percent decrease compared to net income of $6.2 million for 2005. This was the result of increased net interest income driven by a higher volume of earning assets and a lower provision for loan losses, offset by higher operating expenses and lower non-interest income. Performance highlights for 2006 include:

- Earnings per basic and diluted share for the year ended December 31, 2006 were $0.89 and $0.85, respectively compared to $0.97 and $0.92 for the prior year. All share amounts have been adjusted for the 5 percent stock distribution paid on June 30, 2006.
- Return on average assets equaled 0.90 percent in 2006 and 1.10 percent in 2005.
- Return on average equity equaled 13.56 percent in 2006 and 16.29 percent in 2005.
- The efficiency ratio was 67.21 percent in 2006 compared to 61.53 percent in 2005.

During 2006, the Federal Reserve Board raised short-term interest rates 4 times for a total of 100 basis points. This resulted in the target Federal Funds rate increasing from 4.25 percent at December 31, 2005 to 5.25 percent at December 31, 2006 and the Prime-lending rate increasing from 7.25 percent to 8.25 percent during this period. These increases resulted in a flat and often times inverted Treasury yield curve which presented a challenging interest rate environment in which to operate. Despite this challenging interest rate environment, the Company was able to grow net interest income due to strong growth in interest earning assets. However, the sustained effect of this yield curve may cause the net interest margin and net interest spread to further contract in 2007 due to the competitive pricing of deposits in the New Jersey market place and the resulting higher cost of deposits and borrowed funds.

2006 vs. 2005

Net interest income, the largest component of operating income, increased $1.5 million or 6.8 percent to $23.7 million for the year ended December 31, 2006 compared to $22.2 million in 2005. The increase in net interest income was attributed to a higher volume of interest earning assets and an increased yield on earning assets, partially offset by a higher cost of deposits and borrowings. Net interest spread, the difference between the rate earned on average interest-earning assets and the rate paid on average interest-bearing liabilities, decreased 41 basis points to 3.33 percent in 2006 from 3.74 percent in 2005. Net interest margin (net interest income as a percentage of average interest-earning assets) decreased 30 basis points to 3.87 percent in 2006, from 4.17 percent in 2005. The primary cause of the decrease in both net interest spread and net interest margin was the higher cost of deposits and borrowings and the shift of lower cost checking products into higher cost savings and time deposits.

Non-interest income decreased $552 thousand or 6.7 percent to $7.6 million in 2006 compared to $8.2 million in 2005. The decrease in non-interest income was due to the decrease in service and loan fee income, service charges on deposits and gains on mortgage loans, partially offset by increased gains on sales of Small Business Administration (SBA) 7(a) loans and other loan sales.

Non-interest expense increased $2.4 million or 12.7 percent to $21.0 million in 2006 from $18.7 million in 2005. This increase was primarily the result of branch growth and the refurbishment of offices, professional fees and loan servicing costs, partially offset by lower advertising costs.

In 2006, the Company recorded income tax expense of $2.9 million, resulting in a 33.5 percent effective tax rate compared to $3.7 million or a 37.3 percent effective tax rate in 2005.

2005 vs. 2004

Net income for the year ended December 31, 2005, was $6.2 million, a 16.5 percent increase compared to $5.3 million for 2004. Earnings per basic and diluted share for the year ended December 31, 2005 were $0.97 and $0.92, respectively compared to $0.84 and $0.79 for the prior year. The increase in earnings from the prior year is primarily the result of increased revenue due to increased net interest income driven by a higher volume of earning assets and increased non-interest income, partially offset by higher operating expenses and increased provision for loan losses.

Net Interest Income

The primary source of income for the Company is net interest income, the difference between the interest earned on earning assets such as investments and loans, and the interest paid on deposits and borrowings. Factors that impact the Company's net interest income include the interest rate environment, the volume and mix of earning assets and interest bearing liabilities, and the competitive nature of the Company's market place. Since 2004, the Federal Reserve Board has raised rates seventeen times for a total of 425 basis points. These increases have resulted in a flat and at times inverted Treasury yield curve and a challenging operating environment in which deposit and borrowing costs have risen faster than the yields on earning assets.

Tax-equivalent interest income totaled $43.3 million in 2006, an increase of $9.4 million or 27.6 percent, compared to $33.9 million realized in 2005. Of the $9.4 million increase in interest income on a tax equivalent basis in 2006, $6.0 million can be attributed to the increase in average interest earning assets while $3.4 million may be attributed to an increase in the yield on interest-earning assets. The average volume of interest-earning assets increased $81.0 million to $615.7 million in 2006 compared to $534.7 million in 2005. This was due to a $74.3 million increase in average loans, a $4.4 million increase in average federal funds sold and interest bearing deposits with banks and a $2.3 million increase in average securities. The yield on interest-earning assets increased 68 basis points to 7.02 percent in 2006 due to the impact of a higher overall interest rate environment in 2006 compared to 2005. Variable rate instruments such as SBA loans, commercial loans, consumer home equity lines of credit and federal funds sold and interest on deposits increased due to the higher market rates. Key interest rate increases during 2006 included:

- The average interest rate on Federal funds sold and interest bearing deposits increased 149 basis points to 4.82 percent in 2006, compared to 3.33 percent in 2005.
- The average interest rate earned on SBA loans increased 142 basis points to 10.24 percent in 2006, compared to 8.82 percent in 2005, due to the quarterly re-pricing of these loans with changes in the Prime rate.
- The average interest rate earned on Consumer loans increased 94 basis points to 6.73 percent in 2006, compared to 5.79 percent in 2005, due to the re-pricing of Prime-based home equity lines of credit.
- The average interest rate earned on Commercial loans increased 40 basis points to 7.43 percent in 2006, compared to 7.03 percent in 2005, due to the re-pricing of these loans with changes in the Prime rate.

The higher interest rate environment and competitive New Jersey market place in 2006 also increased interest expense and the cost of funds. Total interest expense was $19.4 million in 2006, an increase of $7.8 million or 67.5 percent compared to 2005. Of the $7.8 million increase in interest expense in 2006, $4.5 million was due to an increase in the rates paid on these liabilities while $3.3 million was attributed to an increase in interest bearing liabilities. Interest-bearing liabilities averaged $526.9 million in 2006, an increase of $80.8 million, or 18.1 percent, compared to 2005. The increase in interest-bearing liabilities was a result of increases in savings and time deposits, borrowed funds and subordinated debentures, offset in part by a decline in interest-bearing demand deposits. Average interest bearing deposits increased $71.6 million as average savings deposits increased $52.9 million and average time deposits increased $51.4 million while average interest bearing demand deposits declined $32.7 million. Average borrowed funds and subordinated debentures increased $9.2 million to $55.8 million in 2006 compared to $46.6 million in 2005 due to the addition of $15 million in subordinated debentures. The average cost of interest-bearing liabilities increased 109 basis points to 3.69 percent, primarily due to the re-pricing of deposits and borrowings in a higher interest rate environment. The cost of interest bearing deposits increased 114 basis points to 3.54 percent in 2006 and the cost of borrowed funds and subordinated debentures increased 59 basis points to 4.91 percent. The high cost of deposits in the NJ marketplace combined with a shift in our average deposit base from 32 percent interest bearing checking, 27 percent savings and 25 percent time deposits in 2005 to 21 percent, 34 percent and 31 percent in 2006, respectively, contributed to an increase in our cost of funds. The change in the composition of our deposit portfolio reflects the promotion of the Company's new variable rate savings product and the transfer of balances from interest bearing demand into the higher cost savings product.

Tax-equivalent net interest income amounted to $23.8 million in 2006, an increase of $1.5 million, or 6.9 percent, compared to 2005. Net interest margin decreased 30 basis points to 3.87 percent for 2006, compared to 4.17 percent in 2005. The tighter net interest margin was primarily the result of the higher cost of funding asset growth. The net interest spread was 3.33 percent, a 41 basis point decrease from 3.74 percent in 2005.

For 2005, tax-equivalent net interest income totaled $22.3 million, an increase of $3.1 million or 15.9 percent from the $19.2 million earned in 2004. This increase was the result of a larger volume of interest earning assets offset in part by a 3 basis point decrease in net interest spread, which averaged 3.74 percent in 2005. Net interest margin was 4.17 percent for 2005 compared to 4.18 percent in 2004.

The following table reflects the components of net interest income, setting forth for the periods presented herein: (1) average assets, liabilities and shareholders' equity, (2) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) net interest spread, (which is the average yield on interest-earning assets less the average rate on interest-bearing liabilities) and (5) net interest income/margin on average earning assets. Rates/Yields are computed on a fully tax-equivalent basis, assuming a federal income tax rate of 34 percent.

Consolidated Average Balance Sheets

(Dollar amounts in thousands – Interest amounts and interest rates/yields on a fully tax-equivalent basis.)

	2006			2005		
Years ended December 31,	Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield
ASSETS						
Interest-earning assets:						
Federal funds sold and interest-bearing deposits with banks	**$ 21,606**	**$ 1,042**	**4.82%**	$ 17,160	$ 572	3.33%
Securities:						
Available for sale	**66,474**	**3,103**	**4.67**	74,208	3,152	4.25
Held to maturity	**41,156**	**2,069**	**5.03**	31,139	1,477	4.74
Total securities	**107,630**	**5,172**	**4.81**	105,347	4,629	4.39
Loans, net of unearned discount:						
SBA	**84,113**	**8,615**	**10.24**	74,369	6,558	8.82
Commercial	**294,773**	**21,914**	**7.43**	230,039	16,164	7.03
Residential mortgage	**59,933**	**3,305**	**5.51**	62,103	3,318	5.34
Consumer	**47,652**	**3,208**	**6.73**	45,707	2,648	5.79
Total loans	**486,471**	**37,042**	**7.61**	412,218	28,688	6.96
Total interest-earning assets	**615,707**	**43,256**	**7.02**	534,725	33,889	6.34
Non-interest-earning assets:						
Cash and due from banks	**12,439**			12,661		
Allowance for loan losses	**(7,493)**			(6,398)		
Other assets	**29,302**			24,399		
Total non-interest-earning assets	**34,248**			30,662		
Total Assets	**$ 649,955**			$ 565,387		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand deposits	**$ 117,730**	**2,648**	**2.25**	$ 150,420	2,605	1.73
Savings deposits	**183,815**	**6,948**	**3.78**	130,911	3,164	2.42
Time deposits	**169,572**	**7,101**	**4.19**	118,174	3,820	3.23
Total interest-bearing deposits	**471,117**	**16,697**	**3.54**	399,505	9,589	2.40
Other debt	**55,756**	**2,735**	**4.91**	46,604	2,014	4.32
Total interest-bearing liabilities	**526,873**	**19,432**	**3.69**	446,109	11,603	2.60
Non-interest-bearing liabilities:						
Demand deposits	**77,747**			78,519		
Other liabilities	**2,218**			2,634		
Total non-interest-bearing liabilities	**79,965**			81,153		
Shareholders' equity	**43,117**			38,125		
Total Liabilities and Shareholders' Equity	**$ 649,955**			$ 565,387		
Net interest spread		**23,824**	**3.33%**		22,286	3.74%
Tax-equivalent basis adjustment		**(79)**			(52)	
Net interest income		**$23,745**			$22,234	
Net interest margin			**3.87%**			4.17%

2004			2003			2002		
Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield
$ 15,039	$ 193	1.28%	$ 10,846	$ 138	1.27%	$ 9,838	$ 161	1.64%
83,291	3,374	4.05	63,102	2,403	3.81	53,277	2,522	4.73
17,395	867	4.98	19,633	998	5.08	24,099	1,440	5.98
100,686	4,241	4.21	82,735	3,401	4.11	77,376	3,962	5.12
62,853	4,296	6.83	65,555	4,115	6.28	57,808	3,750	6.49
192,435	12,934	6.72	175,685	12,495	7.11	145,031	10,842	7.48
50,242	2,712	5.40	52,014	3,126	6.01	67,470	4,030	5.97
38,979	1,860	4.77	32,323	1,676	5.19	26,873	1,550	5.77
344,509	21,802	6.33	325,577	21,412	6.58	297,182	20,172	6.79
460,234	26,236	5.70	419,158	24,951	5.96	384,396	24,295	6.32
13,304			14,216			13,879		
(5,724)			(4,783)			(3,680)		
15,603			13,764			12,317		
23,183			23,197			22,516		
$483,417			$442,355			$ 406,912		
$188,840	2,656	1.41	$184,220	2,703	1.47	$ 151,115	2,731	1.81
49,330	620	1.26	36,976	423	1.14	34,000	760	2.24
96,686	2,507	2.59	90,814	2,733	3.01	112,799	4,175	3.70
334,856	5,783	1.73	312,010	5,859	1.88	297,914	7,666	2.57
29,169	1,225	4.20	21,532	1,169	5.43	15,719	906	5.76
364,025	7,008	1.93	333,542	7,028	2.11	313,633	8,572	2.73
85,283			79,102			64,900		
1,445			1,152			1,714		
86,728			80,254			66,614		
32,664			28,559			26,665		
$483,417			$442,355			$ 406,912		
	19,228	3.77%		17,923	3.85%		15,723	3.59%
	(70)			(56)			-	
	$19,158			$17,867			$ 15,723	
		4.18%			4.28%			4.09%

The rate volume table below presents an analysis of the impact on interest income and expense resulting from changes in average volume and rates over the periods presented. Changes that are not due to volume or rate variances have been allocated proportionally to both, based on their relative absolute values. Amounts have been computed on a tax-equivalent basis, assuming a federal income tax rate of 34 percent.

Year ended December 31, (Dollar amounts in thousands on a tax equivalent basis)	2006 versus 2005 Increase (Decrease) Due to Change in			2005 versus 2004 Increase (Decrease) Due to Change in		
	Volume	Rate	Net	Volume	Rate	Net
Interest Income:						
Federal funds sold and interest-bearing deposits	**$ 172**	**$ 298**	**$ 470**	$ 31	$ 348	$ 379
Investment securities	**153**	**390**	**543**	272	116	388
Net loans	**5,705**	**2,649**	**8,354**	4,475	2,411	6,886
Total interest income	**$ 6,030**	**$ 3,337**	**$ 9,367**	$ 4,778	$ 2,875	$ 7,653
Interest Expense:						
Interest-bearing demand deposits	**$ (639)**	**$ 682**	**$ 43**	$ (595)	$ 544	$ (51)
Savings deposits	**1,583**	**2,201**	**3,784**	1,635	909	2,544
Time deposits	**1,949**	**1,332**	**3,281**	622	691	1,313
Total deposits	**$ 2,893**	**$ 4,215**	**$ 7,108**	$ 1,662	$ 2,144	$ 3,806
Other debt	**425**	**296**	**721**	753	36	789
Total interest expense	**$ 3,318**	**$ 4,511**	**$ 7,829**	$ 2,415	$ 2,180	$ 4,595
Net interest income-FTE	**$ 2,712**	**$(1,174)**	**$ 1,538**	$ 2,363	$ 695	$ 3,058
Increase (decrease) in tax-equivalent adjustment			**27**			(18)
Net interest income			**$ 1,511**			$ 3,076

Provision for Loan Losses

The provision for loan losses is determined based on management's evaluation of the adequacy of the allowance for loan losses which is maintained at a level that we believe is sufficient to absorb estimated probable losses in the loan portfolio as of the balance sheet date.

The provision for loan losses totaled $1.6 million for 2006, a decrease of $300 thousand, compared with $1.9 million for 2005. The provision for loan losses is comprised of the specific and general reserve factors used to determine reserve levels on certain types of loans. The decrease in the provision for loan losses for 2006 was attributable to the change and composition of the loan portfolio, the results of the analysis of the estimated probable losses inherent in the loan portfolio, the credit worthiness of particular borrowers, and general economic conditions.

The provision for loan losses totaled $1.9 million for 2005, an increase of $675 thousand, compared with $1.2 million for 2004. The provision for loan losses is comprised of the specific and general reserve factors used to determine reserve levels on certain types of loans. The increase in the provision for loan losses for 2005 was attributable to a higher level of non-performing loans and net charge-offs, the change and composition of the loan portfolio, the results of the analysis of the estimated probable losses inherent in the loan portfolio, the credit worthiness of particular borrowers, and general economic conditions. The provision is based on management's assessment of the adequacy of the allowance for loan losses described under the section titled Allowance for Loan Losses. Management believes the current provision is appropriate based on its assessment of the adequacy of the allowance for loan losses.

Non-Interest Income

Non-interest income consists of service charges on deposits, service and loan fee income, gains on sales of securities and loans, bank owned life insurance (BOLI) income and other income. Non-interest income was $7.6 million for 2006, a $552 thousand, or 6.7 percent decrease compared to $8.2 million for 2005. The decrease in non-interest income was due to the decrease in service and loan fee income, service charges on deposits and gains on mortgage loans, partially offset by increased gains on sales of Small Business Administration (SBA) 7(a) loans and other loan sales.

The following table shows the components of non-interest income for 2006, 2005 and 2004:

(In thousands)	2006	2005	2004
Service charges on deposit accounts	**$ 1,602**	$ 1,766	$ 1,618
Service and loan fee income	**1,637**	2,111	1,831
Gain on SBA loan sales, net	**2,972**	2,956	3,217
Gain on Mortgage loan sales	**363**	382	192
Bank owned life insurance	**187**	185	-
Gains on sales of other loans	**82**	-	-
Net security gains	**69**	69	76
Other income	**726**	721	695
Total non-interest income	**$ 7,638**	$ 8,190	$ 7,629

Service charges on deposits decreased $164 thousand or 9.3 percent to equal $1.6 million in 2006 compared to $1.8 million in 2005. This decrease was the result of a lower volume of uncollected and overdraft fees collected on deposit accounts in 2006 compared to the prior year. This was in contrast to 2005 when service charges on deposit accounts increased $148 thousand, or 9.1 percent, from 2004 as a result of the collection of a larger volume of overdraft fees.

Service and loan fee income amounted to $1.6 million for 2006, a decrease of $474 thousand, or 22.5 percent, from 2005. This decrease was the result of a decline in SBA servicing income due to the payoffs in the SBA serviced portfolio and prepayment penalties on commercial loans due to the higher interest rate environment. Service and loan fee income increased $280 thousand or 15.3 percent to $2.1 million in 2005 compared to $1.8 million in 2004. This was the result of increased prepayment fees, loan processing fees and SBA servicing income.

Gains on the sale of SBA loans remained relatively flat at $3.0 million in 2006 and 2005. Gains on the sale of SBA loans decreased $261 thousand or 8.1 percent to $3.0 million in 2005 compared to $3.2 million in 2004. The decrease was the result of increased broker and employee commissions being paid on these loans. Gains on SBA loan sales reflect the participation in the SBA's guaranteed loan program. Under the SBA 7(a) program, the SBA guarantees up to 85 percent of the principal of a qualifying loan. The Company usually sells the guaranteed portion of the loan into the secondary market and retains the unguaranteed portion. Sales of guaranteed SBA loans totaled $34.0 million, $37.5 million, and $35.9 million for 2006, 2005 and 2004, respectively.

Gains on the sale of mortgage loans decreased $19 thousand in 2006 to $363 thousand due to a lower volume of mortgage loans being sold. Gains on the sale of mortgage loans increased $190 thousand to $382 thousand in 2005, compared to $192 thousand in 2004 due to a larger volume of mortgage loans being sold.

In December 2004, the Company purchased $5 million of BOLI to offset the rising costs of employee benefits. In 2006, the cash surrender value of the BOLI increased to $187 thousand compared to $185 thousand the prior year.

Net security gains totaled $69 thousand in 2006 and 2005. Net security gains were $76 thousand for the year ended December 31, 2004.

Other income equaled $726 thousand, $721 thousand and $695 thousand, respectively in 2006, 2005 and 2004. This increase was due to increased commercial loan referral income.

Non-Interest Expense

Total non-interest expense was $21.0 million for 2006, an increase of $2.4 million or 12.7 percent over 2005. This increase was primarily the result of the opening of new branch locations and the refurbishment of the existing branch network and increases in professional fees and loan servicing costs, partially offset by lower advertising costs. The following table presents a breakdown of non-interest expense for the years ended December 31, 2006, 2005 and 2004:

(In thousands)	2006	2005	2004
Compensation and benefits	**$ 11,028**	$ 9,639	$ 8,435
Occupancy, net	**2,580**	2,256	2,085
Processing & communications	**2,220**	2,010	1,919
Furniture & equipment	**1,538**	1,350	1,146
Professional services	**636**	547	593
Advertising	**575**	697	695
Loan servicing	**542**	482	738
Deposit insurance	**67**	61	61
Other expenses	**1,859**	1,634	1,558
Total non-interest expense	**$ 21,045**	$ 18,676	$ 17,230

Compensation and benefits expense, the largest component of non-interest expense, was $11.0 million for 2006, an increase of $1.4 million or 14.4 percent, compared to 2005. The increase in compensation and benefits expense for the year was related to increased average head count during the year, merit increases and increased health care costs. Compensation and benefits expense totaled $9.6 million in 2005, an increase of $1.2 million or 14.3 percent compared to 2004. This increase was due to increased head count as the Company added retail and lending staff, increased merit and incentive based payments and an increase in medical benefits premiums. At December 31, 2006, 2005 and 2004 there were 185, 190 and 185 full time equivalent employees, respectively.

Occupancy expense was $2.6 million for 2006, a 14.4 percent increase over the prior year. The increase in occupancy expense was related to the opening of new branch locations in Forks Township, Pennsylvania in 2006, and Phillipsburg, New Jersey in November 2005, and branch maintenance costs, annual lease adjustments and increased utility and property tax expenses. Occupancy expense increased $171 thousand or 8.2 percent to $2.3 million in 2005. The increase was due to the maintenance expense related to branch and back-office refurbishments.

Processing and communications expense increased to $2.2 million in 2006, a $210 thousand or 10.4 percent increase compared to 2005. The increase was due to higher data processing costs due to increased loan and deposit transactional volume. Processing and communications expenses increased $91 thousand or 4.7 percent to $2.0 million in 2005 compared to the prior year. These increases were the result of higher data processing and internet banking expenses as our customer base grows as well as increased payroll processing costs.

Furniture and equipment expense increased 13.9 percent to $1.5 million for 2006. The increases in 2006 were due to branch expansion and refurbishment related costs. Furniture and equipment expense increased $204 thousand or 17.8 percent to $1.4 million in 2005 compared to the prior year. The increase from 2004 to 2005 was due primarily to higher software maintenance and equipment lease expense as we continue to invest in the technology necessary to efficiently service our customers.

Professional services fees totaled $636 thousand for 2006, an $89 thousand, or 16.3 percent increase, compared to 2005. This included increased legal, accounting and audit related fees. Professional service fees decreased $46 thousand to $547 thousand in 2005 compared to 2004 due to lower legal and consulting fees, partially offset by increased accounting and audit fees.

Advertising expense was $575 thousand for 2006, a decrease of $122 thousand or 17.5 percent, compared to 2005. The decrease was due to the Company using more effective and less expensive forms of marketing to generate new business. Advertising expenses were flat at $697 thousand in 2005 and $695 thousand in 2004. Advertising expenses in 2005 consisted of higher community relations, gifts and marketing events expenses, offset in part by lower marketing expense.

Loan servicing expense amounted to $542 thousand for 2006, an increase of $60 thousand, or 12.4 percent compared to 2005 due to collection costs related to increased delinquent loans. Loan servicing costs decreased $256 thousand or 34.7 percent to $482 thousand in 2005 compared to 2004. The decrease was the result of the collection of prior period expenses.

Deposit insurance expense was $67 thousand for 2006 and $61 thousand for 2005 and 2004.

Other expenses amounted to $1.9 million for 2006, an increase of $225 thousand or 13.8 percent from the prior year. This increase was related to the establishment of a reserve for loan commitments, higher director fees and increased office supply expenses. Other expenses increased $76 thousand or 4.9 percent to $1.6 million compared to the prior year. This increase was due primarily to increased insurance expenses and employee recruiting expenses.

Income Tax Expense

For 2006, the Company reported income tax expense of $2.9 million for a 33.5 percent effective tax rate compared to $3.7 million or 37.3 percent effective tax rate in 2005. The decrease in the tax provision was the result of lower pre-tax earnings and a lower effective tax rate. The reduction in the effective tax rate in 2006 was related to a higher proportion of revenue being generated at a subsidiary with a lower effective tax rate. The Company anticipates a 33.5 percent effective income tax rate in 2007.

For 2005, the Company reported income tax expense of $3.7 million for a 37.3 percent effective tax rate compared to $3.1 million or 36.4 percent effective tax rate in 2004. The increase in the tax provision was the result of higher pre-tax earnings and a higher effective tax rate. The reduction in the effective tax rate in 2004 was the result of the realization of a $286 thousand prior period State tax asset valuation allowance.

Financial Condition

Total assets increased $79.9 million, or 13 percent, to $694.1 million at December 31, 2006, compared to $614.2 million at December 31, 2005. This increase was due to a $59.1 million increase in total loans, a $13.9 million increase in federal funds sold and interest bearing deposits, and a $2.1 million increase in total securities funded by a $44.6 million increase in total deposits, a $30.5 million increase in borrowed funds and a $5.3 million increase in shareholders' equity.

Average total assets for 2006 were $650 million, an $84.6 million increase from the prior year's $565.4 million average balance. The increase in average assets was due primarily to growth in the loan portfolio and federal funds sold and interest bearing deposits, funded by savings and time deposits and borrowed funds.

Investment Securities Portfolio

The Company's securities portfolio consists of available for sale and held to maturity investments. The investment securities portfolio is maintained for asset-liability management purposes, as an additional source of liquidity, and as an additional source of earnings.

Securities available for sale are investments carried at fair value that may be sold in response to changing market and interest rate conditions or for other business purposes. Activity in this portfolio is undertaken primarily to manage liquidity and interest rate risk, to take advantage of market conditions that create economically attractive returns and as an additional source of earnings. Securities available for sale consist primarily of mortgage-backed securities, U.S. Government and Federal agency securities, municipal bonds, corporate bonds and equity securities.

Securities available for sale were $65.6 million at December 31, 2006 and 2005. During 2006, there were $14.4 million of purchases, $14.7 million of maturities and pay downs, $182 thousand in sales and $524 thousand in appreciation in the market value of the portfolio. Securities purchases and sales consisted primarily of agency bonds and mortgage-backed securities. At December 31, 2006, the portfolio had a net unrealized loss of $1.3 million compared to a net unrealized loss of $1.9 million at the end of the prior year. These unrealized gains and losses are reflected net of tax in shareholders' equity as other comprehensive loss.

The average balance of securities available for sale amounted to $66.5 million in 2006 compared to $74.2 million in 2005. The average yield earned on the available for sale portfolio increased 42 basis points, to 4.67 percent in 2006 from 4.25 percent in 2005. The weighted average repricing of securities available for sale, adjusted for prepayments, amounted to 3.1 years at December 31, 2006, compared to 3.6 years in 2005.

Securities held to maturity, which are carried at amortized cost, are investments for which there is the positive intent and ability to hold to maturity. The portfolio is comprised of mortgage-backed securities, obligations of U.S. Government and government sponsored agencies, municipal bonds, and corporate securities. Management determines the appropriate security classification of available for sale or held to maturity at the time of purchase.

Securities held to maturity were $42.8 million at December 31, 2006, an increase of $2.1 million or 5.1 percent, from year-end 2005. As of December 31, 2006 and 2005, the market value of held to maturity securities was $42.4 million and $40.2 million, respectively. The average balance of securities held to maturity amounted to $41.2 million in 2006 compared to $31.1 million in 2005. The average yield earned on held to maturity securities increased 29 basis points, from 4.74 percent in 2005 to 5.03 percent in 2006. The weighted average re-pricing of held to maturity securities, adjusted for prepayments, amounted to 3.0 years and 3.1 years at December 31, 2006 and December 31, 2005, respectively.

Approximately 88 percent of the total investment portfolio had a fixed rate of interest.

Securities with a carrying value of $47.6 million and $45.4 million at December 31, 2006 and 2005 respectively, were pledged to secure government deposits, secured other borrowings and for other purposes required or permitted by law.

See Note 4 to the Financial Statements accompanying this Annual Report for more information on our securities portfolio.

Loan Portfolio

The loan portfolio, which represents the Company's largest asset group, is a significant source of both interest and fee income. The portfolio consists of commercial, SBA, residential mortgage and consumer loans. Elements of the loan portfolio are subject to differing levels of credit and interest rate risk.

Total loans increased $59.1 million, or 13.2 percent to $507.7 million at December 31, 2006, from $448.6 million at year-end 2005. Growth in the loan portfolio was generated by increases of $51.6 million in commercial loans, $5.6 million in consumer loans and $1.5 million in residential mortgages while the SBA loan portfolio remained relatively flat.

Average loans increased $74.3 million or 18.0 percent from $412.2 million in 2005, to $486.5 million in 2006. The increase in average loans is due to growth in the commercial, SBA and consumer loan portfolios. The yield on the loan portfolio was 7.61 percent in 2006 compared to 6.96 percent in 2005. The increase in the yield on the loan portfolio was due to loans repricing in a higher interest rate environment in 2006.

The SBA provides guarantees of up to 85 percent of the principal amount of SBA 7(a) loans. SBA 7(a) loans available for sale are generally sold in the secondary market with the non-guaranteed portion held in the portfolio. From time to time, the Company may sell portions of the unguaranteed loan portfolio. SBA 7(a) loans held to maturity amounted to $66.8 million at December 31, 2006, an increase of $2.1 million from December 31, 2005. SBA 7(a) loans held for sale, carried at the lower of cost or market, amounted to $12.3 million at December 31, 2006, a decrease of $1.7 million from December 31, 2005. SBA 7(a) loans are often originated outside of the Company's market place.

Commercial loans are generally made in the Company's market place for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes. These loans amounted to $312.2 million at December 31, 2006, an increase of $51.6 million from year-end 2005. The commercial portfolio is expected to continue to increase in 2007. Included in commercial loans at December 31, 2006 are $58.1 million of SBA 504 loans. The SBA 504 program consists of real estate backed commercial mortgages where generally the Company has the first mortgage and the SBA has the second mortgage on the property. The Company generally has a 50 percent loan to value ratio on SBA 504 program loans.

Residential mortgage loans consist of loans secured by 1-4 family residential properties. These loans amounted to $63.5 million at December 31, 2006, an increase of $1.5 million from December 31, 2005. The Company did not originate a substantial amount of mortgage loans held for investment in 2006.

Consumer loans consist of home equity loans and loans for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased. These loans amounted to $52.9 million at December 31, 2006, an increase of $5.6 million or 11.9 percent from $47.3 million at December 31, 2005. The growth in consumer loans is related to the growth in home equity loans and lines. The consumer portfolio is expected to continue to increase in 2007 due to expected increased loan demand.

The following table sets forth the classification of loans by major category, including unearned, deferred costs and excluding the allowance for loan losses for the past five years at December 31:

	2006		2005		2004		2003		2002	
(In thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
SBA held for sale	**$ 12,273**	**2.4%**	$ 14,001	3.1%	$ 7,574	2.0%	$ 14,014	4.1%	$ 14,396	4.6%
SBA held to maturity	**66,802**	**13.2%**	64,660	14.4%	55,576	14.9%	49,983	14.7%	49,784	16.0%
Commercial	**312,195**	**61.5%**	260,581	58.1%	207,771	55.6%	188,197	55.4%	163,813	52.5%
Residential mortgage	**63,493**	**12.5%**	62,039	13.8%	60,240	16.1%	51,176	15.1%	56,297	18.0%
Consumer	**52,927**	**10.4%**	47,286	10.6%	42,419	11.4%	36,385	10.7%	27,504	8.9%
Total Loans	**$507,690**	**100.0%**	$448,567	100.0%	$373,580	100.0%	$339,755	100.0%	$311,794	100.0%

Approximately 13 percent of the Company's total loan portfolio is collateralized by mortgages on Hotel/Motel properties. The majority of these loans were made through the SBA 7(A) or SBA 504 loan programs. There are no other concentrations of loans to any borrowers or group of borrowers exceeding 10 percent of the total loan portfolio. There are no foreign loans in the portfolio. As a preferred SBA lender, a portion of the SBA portfolio is outside of the Company's lending area.

The following table shows the maturity distribution or re-pricing of the loan portfolio and the allocation of floating and fixed interest rates at December 31, 2006.

(In thousands)	Within 1 Year	1-5 Years	After 5 Years	Total
SBA	$ 60,302	$ 16,491	$ 2,282	$ 79,075
Commercial	99,446	178,850	33,899	312,195
Residential mortgage	10,589	31,145	21,759	63,493
Consumer	25,585	8,227	19,115	52,927
Total	$195,922	$234,713	$77,055	$507,690
Amount of loans with maturities greater than one year with:				
Fixed interest rates				$129,784
Floating or adjustable interest rates				181,984
Total				$311,768

Asset Quality

Inherent in the lending function is the possibility that a customer may not perform in accordance with the contractual terms of the loan. A borrower's inability to pay its obligations according to the contractual terms can create the risk of past due loans and ultimately credit losses, especially on collateral deficient loans.

Non-performing loans generally consist of loans that are not accruing interest (non-accrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the ability to collect principal and interest according to the contractual terms is in doubt. When a loan is classified as non-accrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income. Unless the ability to collect principal and interest is reasonably assured, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.

Credit risk is minimized by loan diversification and adhering to credit administration policies and procedures. Due diligence on loans begins upon the application for a loan by a prospective borrower. Documentation, including a borrower's credit history, materials establishing the value of potential collateral, the source of funds for repayment of the loan and other factors are analyzed before a loan is submitted for approval. The loan portfolio is then subject to ongoing internal reviews for credit quality. In addition, an outside firm is used to conduct independent credit reviews.

The following table sets forth information concerning non-performing loans and non-performing assets at December 31 for the past five years:

(In thousands)	2006	2005	2004	2003	2002
Non-performing by category					
Commercial	**$ 3,172**	$ 1,250	$ 1,534	$ 1,568	$ 213
SBA (1)	**5,212**	1,391	2,013	3,175	2,669
Residential mortgage	**322**	1,510	288	458	461
Consumer	**203**	210	256	194	214
Total non-performing loans	**$ 8,909**	$ 4,361	$ 4,091	$ 5,395	$ 3,557
OREO	**211**	178	345	327	196
Total non-performing assets	**$ 9,120**	$ 4,539	$ 4,436	$ 5,722	$ 3,753
Past due 90 days or more and still accruing interest					
Commercial	**$ -**	$ -	$ -	$ 1,842	$ 347
SBA	**-**	-	-	34	18
Residential mortgage	**78**	-	-	-	-
Consumer	**-**	-	-	-	1
Total	**$ 78**	$ -	$ -	$ 1,876	$ 366
Non-performing loans to total loans	**1.75%**	0.97%	1.10%	1.59%	1.14%
Non-performing assets to total loans and OREO	**1.80%**	1.01%	1.19%	1.68%	1.20%
Allowance for loan losses as a percentage of non-performing loans	**85.58%**	158.04%	143.14%	99.20%	115.10%
(1) SBA Loans Guaranteed	**$ 2,953**	$758	$1,240	$1,904	$1,368

Non-performing loans were $8.9 million at December 31, 2006, a $4.5 million increase from $4.4 million at year-end 2005. The primary reason for the increase in non-performing loans was the addition of two commercial loans totaling $3.4 million. Both loans are well collateralized. The collateral underlying one of the loans, totaling $2.4 million, is currently under contract for sale. However, a closing date could not be determined as of year-end and consequently the loan was placed on non-performing status. In addition there is a $780 thousand non-performing loan in which the note was sold to a third party without recourse. However the transaction has not been recognized as a sale for accounting purposes. Included in non-performing loans at December 31, 2006 are approximately $3.0 million of loans that are guaranteed by the SBA.

There were $78 thousand in loans past due 90 days or more and still accruing at December 31, 2006, compared to no such loans at December 31, 2005 and 2004.

Other real estate owned (OREO) properties totaled $211 thousand at year-end 2006, an increase of $33 thousand from $178 thousand at December 31, 2005. Total non-performing assets amounted to $9.1 million at December 31, 2006, an increase of $4.6 million compared with $4.5 million at year-end 2005.

Potential problem loans are those where information about possible credit problems of borrowers causes management to have doubts as to the ability of such borrowers to comply with loan repayment terms. These loans are not included in non-performing loans as they continue to perform. Potential problem loans, which consist primarily of commercial and SBA products, were $4.3 million and $280 thousand at December 31, 2006 and 2005, respectively. The increase was due primarily to the addition of two potential problem commercial loans.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that the Company believes is sufficient to absorb probable and estimable credit losses in the loan portfolio as of the balance sheet date. Management utilizes a standardized methodology to assess the adequacy of the allowance for loan losses. This process consists of the identification of specific reserves for identified problem loans based on loan grades and the calculation of general reserves based on minimum reserve levels by loan type. Risks within the loan portfolio are analyzed on a continuous basis by management, and periodically by an independent credit review function and by the Company's audit committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and to quantify the appropriate level of loss reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past and expected loan loss experience and other factors management feels deserve recognition in establishing an adequate reserve. This risk assessment process, which includes the determination of the adequacy of the allowance for loan losses, is performed monthly, and, as adjustments become necessary, they are realized in the periods in which they become known.

Additions to the allowance for loan losses are made by provisions charged to expense whereas the allowance is reduced by net charge-offs (i.e., loans judged to be not collectable are charged against the reserve, less any recoveries on such loans). Although management attempts to maintain the allowance at a level deemed adequate to provide for probable losses, future additions to the allowance may be necessary based upon certain factors including obtaining updated financial information about the borrower's financial condition and changes in market conditions and underlying collateral values. In addition, various regulatory agencies periodically review the adequacy of the allowance for loan losses. These agencies may in the future require the Company to make additional adjustments based on their judgments about information available to them at the time of their examination.

The allowance for loan losses amounted to $7.6 million at December 31, 2006, compared to $6.9 million at year-end 2005. The increase in the allowance for loan losses was due to the provision for loan losses of $1.6 million exceeding $818 thousand of net charge-offs. The increase in the allowance for loan losses was primarily attributable to the specific and general reserve factors used to determine reserve levels on certain types of loans, the analysis of the estimated probable losses inherent in the loan portfolio based upon the review of particular loans, the credit worthiness of particular borrowers, increased levels of non-performing loans and general economic conditions.

The following is a summary of the allowance for loan losses for the past five years:

(In thousands)	**2006**	2005	2004	2003	2002
Balance at beginning of year	**$ 6,892**	$ 5,856	$ 5,352	$ 4,094	$ 3,165
Charge-offs:					
Commercial	**298**	300	601	294	1,120
SBA	**573**	301	320	486	276
Residential mortgage	**-**	49	18	-	28
Consumer	**62**	523	29	93	170
Total charge-offs	**933**	1,173	968	873	1,594
Recoveries					
Commercial	**75**	84	181	419	113
SBA	**20**	204	99	78	32
Residential mortgage	**-**	-	-	-	-
Consumer	**20**	71	17	34	28
Total recoveries	**115**	359	297	531	173
Total net charge-offs	**$ 818**	$ 814	$ 671	$ 342	$ 1,421
Provision charged to expense	**$ 1,550**	$ 1,850	$ 1,175	$ 1,600	$ 2,350
Balance at end of year	**$ 7,624**	$ 6,892	$ 5,856	$ 5,352	$ 4,094
Net charge-offs to average loans	**0.17%**	0.20%	0.19%	0.11%	0.48%
Allowance to total loans	**1.50%**	1.54%	1.57%	1.58%	1.31%

The ratio of allowance for loan losses to total loans at December 31, 2006 and 2005 was 1.50 percent and 1.54 percent, respectively. The allowance for loan losses as a percentage of non-performing loans was 85.58 percent at December 31, 2006, compared to 158.04 percent at the end of 2005.

The following table sets forth, for each of the major lending categories, the amount of the allowance for loan losses allocated to each category and the percentage of total loans represented by such category, as of December 31 of each year. The allocated allowance is the total of identified specific and general reserves by loan category. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of the portfolio.

	2006		2005		2004		2003		2002	
(In thousands)	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Balance applicable to:										
SBA	**$ 2,066**	**15.6%**	$ 1,712	17.5%	$ 1,724	16.9%	$ 1,296	18.8%	$ 1,119	20.6%
Commercial	**4,865**	**61.5%**	4,417	58.1%	3,436	55.6%	3,526	55.4%	2,463	52.5%
Residential mortgage	**305**	**12.5%**	444	13.8%	375	16.1%	270	15.1%	282	18.1%
Consumer	**388**	**10.4%**	319	10.6%	321	11.4%	260	10.7%	230	8.8%
Total	**$ 7,624**	**100.0%**	$ 6,892	100.0%	$ 5,856	100.0%	$ 5,352	100.0%	$ 4,094	100.0%

Deposits

Deposits, which include non-interest bearing demand deposits and interest-bearing demand, savings and time deposits, are the primary source of the Company's funds. The Company offers a variety of products designed to attract and retain customers, with primary focus on building and expanding relationships. For 2006, the Company realized continued growth in deposits. This growth was achieved through the emphasis on customer service, competitive rate structures and selective marketing through the Company's fifteen-branch network. The Company continues to focus on establishing a comprehensive relationship with business borrowers, seeking deposits as well as lending relationships.

The following are period-end deposit balances for each of the last three years.

At December 31,	2006		2005		2004	
(In thousands)	Amount	%	Amount	%	Amount	%
Ending Balance:						
Interest-bearing demand deposits	**$105,382**	**18.6%**	$139,076	26.7%	$164,426	38.0%
Savings deposits	**205,919**	**36.4%**	141,935	27.2%	79,557	18.3%
Time deposits	**175,392**	**30.9%**	161,302	30.9%	106,076	24.4%
Non-interest bearing demand deposits	**79,772**	**14.1%**	79,547	15.2%	83,839	19.3%
Total deposits	**$566,465**	**100.0%**	$521,860	100.0%	$433,898	100.0%

Total deposits increased $44.6 million to $566.5 million at December 31, 2006 from $521.9 million at December 31, 2005. The increase in deposits was the result of a $64.0 million increase in savings deposits and a $14.1 million increase in time deposits, partially offset by a $33.7 million decline in interest-bearing demand deposits while non-interest bearing demand deposits remained relatively flat.

The mix of deposits shifted during 2006 as the concentration of demand deposits and interest bearing demand deposits fell and the concentration of higher cost savings and time deposits increased. This shift in the deposit portfolio composition reflects the promotion of the Company's new variable rate savings product and the transfer of balances from interest bearing demand into the higher cost savings product. The average cost of interest bearing deposits in 2006 was 3.54 percent compared to 2.40 percent for 2005. The increase in the cost of deposits can be attributed to the high competition for deposits in the NJ marketplace combined with the shift in the mix of deposits.

The following are average deposits for each of the last three years.

(In thousands)	2006 Amount	2006 %	2005 Amount	2005 %	2004 Amount	2004 %
Average Balance:						
Interest-bearing demand deposits	**$117,730**	**21.4%**	$150,420	31.5%	$188,840	45.0%
Savings deposits	**183,815**	**33.5%**	130,911	27.4%	49,330	11.7%
Time deposits	**169,572**	**30.9%**	118,174	24.7%	96,686	23.0%
Non-interest bearing demand deposits	**77,747**	**14.2%**	78,519	16.4%	85,283	20.3%
Total deposits	**$548,864**	**100.0%**	$478,024	100.0%	$420,139	100.0%

For more information on our deposit portfolio, see Note 9 to the accompanying financial statements.

Borrowed Funds

Borrowed funds consist primarily of advances from the Federal Home Loan Bank ("FHLB") of New York and repurchase agreements. These borrowings are used as a source of liquidity or to fund asset growth not supported by deposit generation. Residential mortgages and investment securities collateralize the borrowings from the FHLB, while investment securities are pledged against the repurchase agreements.

As of December 31, 2006, borrowed funds totaled $55 million, an increase of $15 million from the prior year-end. The change since December 31, 2005 was due to the addition of a $10 million FHLB advance in November 2006, a $10 million FHLB repo-advance in December 2006 and a $5 million FHLB Overnight Line of Credit, offset in part by a $10 million FHLB repo-advance which was called in December 2006.

As of December 31, 2006, the Company was a party to the following borrowed funds transactions:

- A $5 million FHLB Overnight Line of Credit Advance at a rate of 5.35% repaid on January 2, 2007.
- A $10 million repurchase agreement with a term of 5 years, expiring on March 11, 2009 and a rate of 2.78 percent. The borrowing may be called by the counterparty if the 3-month LIBOR rate is greater than or equal to 7 percent on March 11, 2005 or on any quarterly payment date thereafter.
- A $10 million FHLB advance with a term of 10 years, expiring on April 27, 2015 and a fixed rate of 3.70 percent. The borrowing is convertible by the FHLB on April 27, 2008 and quarterly thereafter with 4 business days notice into replacement funding for the same or lesser principal amount based on any advance then offered by the FHLB at then current market rates.
- A $10.0 million advance from the Federal Home Loan Bank ("FHLB"). The 4.92 percent borrowing from the FHLB matures in 2010 and is callable by the FHLB at any time.
- A $10 million FHLB advance with a term of 10 years, expiring on November 2, 2016 and a fixed rate of 4.025 percent. The borrowing is convertible by the FHLB on November 2, 2007 and quarterly thereafter with 4 business days notice into replacement funding for the same or lesser principal amount based on any advance then offered by the FHLB at then current market rates.
- A $10 million FHLB repo-advance with a term of 10 years, expiring on December 15, 2016 and a fixed rate of 4.13 percent. The borrowing is convertible by the FHLB on December 15, 2008 and quarterly thereafter with 4 business days notice into replacement funding for the same or lesser principal amount based on any advance then offered by the FHLB at then current market rates.

At December 31, 2006, the Company had $28.2 million of additional borrowing availability at the FHLB. Pledging additional collateral in the form of 1 to 4 family residential mortgages or investment securities can increase the line with the FHLB. The maximum borrowing line available if additional collateral was pledged as of December 31, 2006 amounted to approximately $51.7 million.

Subordinate Debentures (Trust Preferred Securities)

As of December 31, 2006, the Company was a party to the following subordinate debenture transactions:

- $9.3 million in subordinated debentures issued on September 26, 2002 with a floating rate of 3-month Libor plus 340 basis points. At December 31, 2006, the rate equaled 8.77 percent. The subordinated debentures mature on September 26, 2032, but are redeemable in whole or in part by the Company prior to maturity, but after September 26, 2007. Based on the current interest rate environment, the Company believes that this borrowing will be redeemed in September 2007.
- $10.3 million in subordinated debentures issued on July 24, 2006 with a floating rate of 3-month Libor plus 159 basis points. At December 31, 2006, the rate equaled 6.96 percent. The subordinated debentures mature on September 23, 2036, but are callable after five years at the option of the Company.
- $5.2 million in subordinated debentures issued on December 19, 2006 with a floating rate of 3-month Libor plus 165 basis points. At December 31, 2006, the rate equaled 7.05 percent. The subordinated debentures mature on December 31, 2036, but are callable after five years at the option of the Company.

Market Risk

Based on the Company's business, the two largest risks facing the Company are market risk and credit risk. Market risk, for the Company, is primarily limited to interest rate risk, which is the impact that changes in interest rates would have on future earnings. The Company's Asset/Liability Committee (ALCO) manages this risk. The principal objectives of the ALCO are to establish prudent risk management guidelines, evaluate and control the level of interest rate risk in balance sheet accounts, determine the level of appropriate risk given the business focus, operating environment, capital, and liquidity requirements, and actively manage risk within Board approved guidelines. The ALCO reviews the maturities and repricing of loans, investments, deposits and borrowings, cash flow needs, current market conditions, and interest rate levels.

The Company uses various techniques to evaluate risk levels on both a short and long-term basis. One of the monitoring tools is the "gap" ratio. A gap ratio, as a percentage of assets, is calculated to determine the maturity and repricing mismatch between interest rate-sensitive assets and interest rate-sensitive liabilities. A gap is considered positive when the amount of interest rate-sensitive assets repricing exceeds the amount of interest rate-sensitive liabilities repricing in a designated time period. A positive gap should result in higher net interest income with rising interest rates, as the amount of the assets repricing exceed the amount of liabilities repricing. Conversely, a gap is considered negative when the amount of interest rate-sensitive liabilities exceeds interest rate-sensitive assets, and lower rates should result in higher net interest income.

Repricing of mortgage-related investments are shown by contractual amortization and estimated prepayments based on the most recent 3-month constant prepayment rate. Callable agency securities are shown based upon their option-adjusted spread modified duration date ("OAS"), rather than the next call date or maturity date. The OAS date considers the coupon on the security, the time to the next call date, the maturity date, market volatility and current rate levels. Fixed rate loans are allocated based on expected amortization. Borrowed funds and subordinated debentures are shown based upon their next repricing date or anticipated call date.

The following table sets forth the gap ratio at December 31, 2006. Assumptions regarding the re-pricing characteristics of certain assets and liabilities are critical in determining the projected level of rate sensitivity. Certain savings and interest checking accounts are less sensitive to market interest rate changes than other interest bearing sources of funds. Core deposits such as demand interest, savings and money market deposits are allocated based on their expected repricing in relation to changes in market interest rates.

(In thousands)	Under six months	Six months through one year	More than one year through two years	More than two years through five years	More than five years through ten years	More than ten years and not re-pricing	Total
Assets							
Cash & due from banks	$ -	$ -	$ -	$ -	$ -	$ 14,727	$ 14,727
Federal funds sold	40,709	-	-	-	-	-	40,709
Investment securities	8,359	6,280	16,357	43,335	21,857	12,222	108,410
Loans	164,466	31,456	53,341	181,372	58,685	18,370	507,690
Other assets	-	-	-	-	-	22,570	22,570
Total Assets	$ 213,534	$ 37,736	$ 69,698	$ 224,707	$80,542	$ 67,889	$694,106
Liabilities and Shareholders' Equity							
Non-interest bearing demand deposits	$ -	$ -	$ -	$ -	$ -	$ 79,772	$ 79,772
Savings and interest-bearing demand deposits	206,529	1,152	5,951	72,731	24,938	-	311,301
Time deposits	101,629	35,926	18,550	19,060	227	-	175,392
Borrowed funds and subordinated debentures	29,744	10,000	20,000	20,000	-	-	79,744
Other liabilities	-	-	-	-	-	1,669	1,669
Shareholders' equity	-	-	-	-	-	46,228	46,228
Liabilities and Shareholders' Equity	$ 337,902	$ 47,078	$ 44,501	$ 111,791	$25,165	$127,669	$694,106
Gap	$ (124,368)	$ (9,342)	$ 25,197	$ 112,916	$55,377	$ (59,780)	-
Cumulative Gap	$ (124,368)	$ (133,710)	$ (108,513)	$ 4,403	$59,780	-	-
Cumulative Gap to total assets	(17.9)%	(19.3)%	(15.6)%	0.6%	8.6%	-	-

At December 31, 2006, there was a six-month liability-sensitive gap of $124.4 million and a one-year liability-sensitive gap of $133.7 million, as compared to liability-sensitivity gaps of $12.2 million and $53.5 million at December 31, 2005. The change in the gap position during the year was in response to the Company's new variable rate savings and time deposit products. The six month and one year cumulative gap to total assets ratio was within the board-approved guidelines of +/- 20 percent.

Other models are also used in conjunction with the static gap table, which is not able to capture the risk of changing spread relationships over time, the effects of projected growth in the balance sheet or dynamic decisions such as the modification of investment maturities as a rate environment unfolds. For these reasons, a simulation model is used, where numerous interest rate scenarios and balance sheets are combined to produce a range of potential income results. Net interest income is managed within guideline ranges for interest rates rising or falling by 200 basis points. Results outside of guidelines require action by the ALCO to correct the imbalance. Simulations are typically created over a 12-24 month time horizon. At December 31, 2006, these simulations show that with a 200 basis point immediate increase in interest rates, net interest income would decrease by approximately $2.7 million, or 11.2 percent. An immediate decline of 200 basis points in interest rates would increase net interest income by approximately $1.5 million or 6.4 percent.

Finally, to measure the impact of longer-term asset and liability mismatches beyond two years, the Company utilizes Modified Duration of Equity and Economic Value of Portfolio Equity ("EVPE") models. The modified duration of equity measures the potential price risk of equity to changes in interest rates. A longer modified duration of equity indicates a greater degree of risk to rising interest rates. Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rate shocks of 200 basis points. The economic value of equity is likely to be different as interest rates change. Like the simulation model, results falling outside prescribed ranges require action by the ALCO. The Company's variance in the economic value of equity with rate shocks of 200 basis points is a decline of 26.59 percent in a rising rate environment and an increase of 4.42 percent in a falling rate environment. The variance in the EVPE at December 31, 2006 is within board-approved guidelines of +/- 35 percent.

Operating, Investing and Financing

The Consolidated Statements of Cash Flows present the changes in cash from operating, investing and financing activities. At December 31, 2006, the balance of cash and cash equivalents was $55.4 million, an increase of $16.7 million from December 31, 2005.

Net cash provided by operating activities totaled $7.2 million at December 31, 2006, as compared to $2.0 million at December 31, 2005. The primary source of funds was net income from operations adjusted for: provision for loan losses, depreciation expenses, originations of SBA loans held for sale and proceeds of SBA loans held for sale.

Net cash used in investing activities amounted to $64.6 million in 2006, increasing from a year ago. The cash used in investing activities was primarily a result of funding of the loan and securities portfolios, offset by sales, maturities and pay-downs in the investment portfolio.

Net cash provided by financing activities amounted to $74.1 million for 2006, compared to $71.5 million in 2005. The primary increase in cash provided by financing activities was due to growth in the Company's deposit base and an increase in the Company's borrowings.

Liquidity

The Company's liquidity is a measure of its ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner.

Parent Company

At December 31, 2006, the Parent Company had $6.9 million in cash and $270 thousand in marketable securities, valued at fair market value compared to $933 thousand in cash and $424 thousand in marketable securities at December 31, 2005. The increase in cash at the Parent Company was due primarily to the issuance of $10 million in subordinate debentures through its subsidiary Unity (NJ) Statutory Trust II and the issuance of $5 million in subordinate debentures through its subsidiary Unity (NJ) Statutory Trust III. The additional capital was used to bolster the Company's capital ratios and for general corporate purposes such as providing an additional $8.5 million capital contribution to the Bank.

Generally the Parent Company's cash is used for the payment of operating expenses and cash dividends. The principal sources of funds for the Parent Company are dividends paid by the Bank. The Parent Company only pays expenses that are specifically for the benefit of the Parent Company. Other than its investment in the Bank, Unity Statutory Trust I, Unity Statutory Trust II and Unity Statutory Trust III, the Parent Company does not actively engage in other transactions or business. The majority of expenses paid by the Parent Company are related to Unity Statutory Trust I, Unity Statutory Trust II and Unity Statutory Trust III.

Consolidated Bank

Liquidity is a measure of the ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner. The principal sources of funds are deposits, scheduled amortization and prepayments of loan and investment principal, sales and maturities of investment securities and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

Total FHLB borrowings amounted to $45.0 million and third party repurchase agreements totaled $10.0 million, as of December 31, 2006. At December 31, 2006, $28.2 million was available for additional borrowings from the FHLB. Pledging additional collateral in the form of 1-4 family residential mortgages or investment securities can increase the line with the FHLB. An additional source of liquidity is the securities available for sale portfolio and SBA loans held for sale portfolio, which amounted to $65.6 million and $12.3 million respectively, at December 31, 2006.

As of December 31, 2006, deposits included $40.1 million of Government deposits, as compared to $43.6 million at year-end 2005. These deposits are generally short in duration and are very sensitive to price competition. The Company believes that the current level of these types of deposits is appropriate. Included in the portfolio were $38.4 million of deposits from five municipalities. The withdrawal of these deposits, in whole or in part, would not create a liquidity shortfall for the Company.

At December 31, 2006, the Bank had approximately $159.5 million of loan commitments, which will either expire or be funded, generally within one year. The Company believes it has the necessary liquidity to honor all commitments. Many of these commitments will expire and never be funded. In addition, approximately 15 percent of these commitments are for SBA Loans, which may be sold into the secondary market.

Off Balance Sheet Arrangements and Contractual Obligations

The following table shows the amounts and expected maturities of off-balance sheet arrangements as of December 31, 2006. Further discussion of these commitments is included in Note 11 to the Consolidated Financial Statements.

(In thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Standby letters of credit	$ 1,634	$ -	$ -	$ -	$ 1,634

The following table shows the contractual obligations of the Company by expected payment period, as of December 31, 2006. Further discussion of these commitments is included in Notes 10 and 11 to the Consolidated Financial Statements.

(In thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Borrowed funds and subordinate debentures	$14,279	$10,000	$ 10,000	$ 45,465	$ 79,744
Operating lease obligations	1,118	1,489	250	248	3,105
Purchase obligations – Fiserv	1,412	461	-	-	1,873
Total	$16,809	$11,950	$ 10,250	$ 45,713	$ 84,722

Borrowed funds and subordinate debentures include fixed term borrowings from the Federal Home Loan Bank, repurchase agreements and subordinated debentures. The borrowings have defined terms and under certain circumstances are callable at the option of the lender.

Operating leases represent obligations entered into by the Company for the use of land, premise and equipment. The leases generally have escalation terms based upon certain defined indexes.

Purchase obligations represent legally binding and enforceable agreements to purchase goods and services from third parties and consists primarily of contractual obligations under data processing service agreements.

Capital

A significant measure of the strength of a financial institution is its capital base. Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders' equity for common stock, qualifying preferred stock and other qualifying hybrid instruments, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify for tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require a bank to maintain certain capital as a percent of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-adjusted assets of 4.0 percent and combined tier 1 and tier 2 capital as a percentage of risk-adjusted assets of 8.0 percent.

The following table summarizes the Company's and the Bank's risk-based and leveraged capital ratios at December 31, 2006 and 2005, as well as the required minimum regulatory capital ratios.

Company	Dec. 2006	Dec. 2005	Adequately Capitalized Requirements	Well Capitalized Requirements
Leverage ratio	**9.08%**	8.27%	4.00%	5.00%
Tier 1 risk-based capital ratio	**10.80%**	9.98%	4.00%	6.00%
Total risk-based capital ratio	**13.60%**	11.23%	8.00%	10.00%

Bank	Dec. 2006	Dec. 2005	Adequately Capitalized Requirements	Well Capitalized Requirements
Leverage ratio	**7.20%**	7.01%	4.00%	5.00%
Tier 1 risk-based capital ratio	**8.55%**	8.51%	4.00%	6.00%
Total risk-based capital ratio	**12.38%**	10.97%	8.00%	10.00%

At December 31, 2006, shareholders' equity was $46.2 million, a $5.3 million increase from year-end 2005. The increase in shareholders' equity was a result of $5.8 million in net income, $933 thousand from the exercise of stock options, partially offset by $1.3 million of common stock cash dividends. The ratio of total equity to assets at December 31, 2006 and 2005 was 6.66 percent.

During 2006, the Company enhanced its regulatory capital by issuing $10.0 million of floating rate capital securities through its subsidiary Unity (NJ) Statutory Trust II and the issuance of $5 million in floating rate capital securities through its subsidiary Unity (NJ) Statutory Trust III. At December 31, 2006, $15.3 million of these securities qualified as Tier I Capital.

On October 21, 2002, the Company authorized the repurchase of up to 10 percent of its outstanding common stock. The amount and timing of purchases will be dependent on a number of factors, including the price and availability of the Company's shares, general market conditions and competing alternate uses of funds. As of December 31, 2006 the Company had repurchased a total of 142 thousand shares of which 119 thousand shares have been retired, leaving 483 thousand shares remaining to be repurchased under the plan.

Forward-Looking Statements

This report contains certain forward looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These statements involve certain risks, uncertainties, estimates and assumptions by management.

Factors that may cause actual results to differ from those results expressed or implied, include, but are not limited to, the overall economy and the interest rate environment; the ability of the customers to repay their obligations; the adequacy of the allowance for loan losses; competition; significant changes in tax, accounting or regulatory practices and requirements, and technological changes. Although management has taken certain steps to mitigate the negative effect of the aforementioned items, significant unfavorable changes could severely impact the assumptions used and have an adverse effect on future profitability.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Unity Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Unity Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 17 to the consolidated financial statements, effective January 1, 2006, the Company adopted SEC Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements."

KPMG LLP
Short Hills , New Jersey
March 15, 2007

CONSOLIDATED BALANCE SHEETS

(In thousands)

December 31,

	2006	2005
Assets		
Cash and due from banks	$ 14,727	$ 11,945
Federal funds sold and interest bearing deposits	40,709	26,814
Securities:		
Available for sale	65,595	65,583
Held to maturity (fair value of $42,449 and $40,212 in 2006 and 2005, respectively)	42,815	40,748
Total securities	108,410	106,331
Loans:		
SBA held for sale	12,273	14,001
SBA held to maturity	66,802	64,660
Commercial	312,195	260,581
Residential mortgage	63,493	62,039
Consumer	52,927	47,286
Total loans	507,690	448,567
Less: Allowance for loan losses	7,624	6,892
Net loans	500,066	441,675
Premises and equipment, net	11,610	10,593
Bank owned life insurance	5,372	5,185
Accrued interest receivable	3,926	3,167
Loan servicing asset	2,294	2,438
Goodwill and other intangibles	1,603	1,618
Other assets	5,389	4,406
Total Assets	$ 694,106	$ 614,172
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Non-interest bearing demand deposits	$ 79,772	$ 79,547
Interest bearing demand deposits	105,382	139,076
Savings deposits	205,919	141,935
Time deposits, under $100,000	111,070	108,353
Time deposits, $100,000 and over	64,322	52,949
Total deposits	566,465	521,860
Borrowed funds	55,000	40,000
Subordinated debentures	24,744	9,279
Accrued interest payable	475	274
Accrued expenses and other liabilities	1,194	1,830
Total liabilities	647,878	573,243
Commitments and contingencies (Note 11)	-	-
Shareholders' equity:		
Common stock, no par value, 12,500 shares authorized, 6,641 shares issued and 6,618 outstanding in 2006; 6,559 shares issued and 6,536 outstanding in 2005	44,343	38,423
Retained earnings	2,951	3,897
Treasury stock at cost (23 shares in 2006 and 2005)	(242)	(242)
Accumulated other comprehensive loss	(824)	(1,149)
Total Shareholders' Equity	46,228	40,929
Total Liabilities and Shareholders' Equity	$ 694,106	$ 614,172

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated
Statements of Income

(In thousands, except per share amounts)

For the years ended December 31,

	2006	2005	2004
Interest income			
Federal funds sold and interest on deposits	**$ 1,042**	$ 572	$ 193
Securities:			
Available for sale	**3,051**	3,100	3,304
Held to maturity	**2,042**	1,477	867
Total securities	**5,093**	4,577	4,171
Loans:			
SBA loans	**8,615**	6,558	4,296
Commercial loans	**21,914**	16,164	12,934
Residential mortgage loans	**3,305**	3,318	2,712
Consumer loans	**3,208**	2,648	1,860
Total loan interest income	**37,042**	28,688	21,802
Total interest income	**43,177**	33,837	26,166
Interest expense			
Interest bearing demand deposits	**2,648**	2,605	2,656
Savings deposits	**6,948**	3,164	620
Time deposits	**7,101**	3,820	2,507
Borrowed funds and subordinated debentures	**2,375**	2,014	1,225
Total interest expense	**19,432**	11,603	7,008
Net interest income	**23,745**	22,234	19,158
Provision for loan losses	**1,550**	1,850	1,175
Net interest income after provision for loan losses	**22,195**	20,384	17,983
Non-interest income			
Service charges on deposit accounts	**1,602**	1,766	1,618
Service and loan fee income	**1,637**	2,111	1,831
Gain on sale of SBA loans held for sale, net	**2,972**	2,956	3,217
Gain on sale of mortgage loans	**363**	382	192
Gain on sale of other loans	**82**	-	-
Bank owned life insurance	**187**	185	-
Net security gains	**69**	69	76
Other income	**726**	721	695
Total non-interest income	**7,638**	8,190	7,629
Non-interest expense			
Compensation and benefits	**11,028**	9,639	8,435
Occupancy	**2,580**	2,256	2,085
Processing and communications	**2,220**	2,010	1,919
Furniture and equipment	**1,538**	1,350	1,146
Professional services	**636**	547	593
Loan servicing	**542**	482	738
Advertising	**575**	697	695
Deposit insurance	**67**	61	61
Other expenses	**1,859**	1,634	1,558
Total non-interest expense	**21,045**	18,676	17,230
Income before provision for income taxes	**8,788**	9,898	8,382
Provision for income taxes	**2,943**	3,688	3,052
Net income	**$ 5,845**	$ 6,210	$ 5,330
Net income per share - Basic	**$ 0.89**	$ 0.97	$ 0.84
Diluted	**$ 0.85**	$ 0.92	$ 0.79
Weighted average common shares outstanding – Basic	**6,583**	6,427	6,346
Diluted	**6,911**	6,761	6,745

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)

	Common Shares	Common Stock	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Gain (Loss)	Total Shareholders' Equity
Balance, December 31, 2003	6,269	$ 31,989	$ (746)	$ -	$ (481)	$ 30,762
Comprehensive income:						
Net Income			5,330			5,330
Unrealized holding gains on securities arising during the period, net of tax of $28					44	
Less: reclassification adjustment for gains included in net income, net of tax of $29					47	
Net unrealized holding loss on securities arising during the period, net of tax benefit of $1					(3)	(3)
Total comprehensive income						5,327
Common stock dividends declared ($0.14 per share)			(911)			(911)
5% Stock Dividend, including cash-in-lieu of fractional shares		1,342	(1,346)			(4)
Issuance of common stock:						
Employee benefit plans	101	694				694
Balance, December 31, 2004	6,370	$ 34,025	$ 2,327	$ -	$ (484)	$ 35,868
Comprehensive income:						
Net Income			6,210			6,210
Unrealized holding loss on securities arising during the period, net of tax benefit of $382					(622)	
Less: reclassification adjustment for gains included in net income, net of tax of $26					43	
Net unrealized holding loss on securities arising during the period, net of tax benefit of $408					(665)	(665)
Total comprehensive income						5,545
Common stock dividends declared ($0.18 per share)			(1,155)			(1,155)
5% Stock Dividend, including cash-in-lieu of fractional shares		3.481	(3,485)			(4)
Treasury stock purchased	(23)			(242)		(242)
Issuance of common stock:						
Employee benefit plans	189	917				917
Balance, December 31, 2005	6,536	$ 38,423	$ 3,897	$ (242)	$ (1,149)	$ 40,929
Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax			**(492)**			**(492)**
Adjusted Balance at December 31, 2005	**6,536**	**$ 38,423**	**$ 3,405**	**$ (242)**	**$ (1,149)**	**$ 40,437**
Comprehensive income:						
Net Income			**5,845**			**5,845**
Unrealized holding gain on securities arising during the period, net of tax of $222					**371**	
Less: reclassification adjustment for gains included in net income, net of tax of $23					**46**	
Net unrealized holding gain on securities arising during the period, net of tax of $199					**325**	**325**
Total comprehensive income						**6,170**
Common stock dividends declared ($0.20 per share)			**(1,307)**			**(1,307)**
5% Stock Dividend, including cash-in-lieu of fractional shares		**4,987**	**(4,992)**			**(5)**
Issuance of common stock:						
Employee benefit plans	**82**	**933**				**933**
Balance, December 31, 2006	**6,618**	**$ 44,343**	**$ 2,951**	**$ (242)**	**$ (824)**	**$ 46,228**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED
STATEMENTS OF CASH FLOWS

(In thousands)

For the years ended December 31,

	2006	2005	2004
Operating activities:			
Net income	**$ 5,845**	$ 6,210	$ 5,330
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	**1,550**	1,850	1,175
Depreciation and amortization	**835**	1,033	1,035
Deferred income taxes	**(541)**	(16)	(173)
Net security gains	**(69)**	(69)	(76)
Gain on sale of SBA loans held for sale, net	**(2,972)**	(2,956)	(3,217)
Gain on sale of Mortgage loans	**(363)**	(382)	(192)
Gain on sale of other loans	**(82)**	-	-
Origination of SBA loans held for sale	**(39,483)**	(43,884)	(30,943)
Proceeds from the sale of SBA loans held for sale, net	**44,183**	40,413	39,138
Net change in other assets and liabilities	**(1,689)**	(168)	(2,868)
Net cash provided by operating activities	**7,214**	2,031	9,209
Investing activities:			
Purchases of securities held to maturity	**(8,780)**	(25,434)	(16,900)
Purchases of securities available for sale	**(14,410)**	(8,069)	(29,993)
Maturities and principal payments on securities held to maturity	**6,603**	8,155	6,340
Maturities and principal payments on securities available for sale	**14,695**	14,014	24,336
Proceeds from sale of securities available for sale	**251**	5,362	6,815
Purchases of loans	**(8,026)**	-	(14,081)
Net cash received from branch acquisition	**-**	4,379	-
Proceeds from the sale of other real estate owned	**369**	345	260
Net increase in loans	**(53,285)**	(54,062)	(25,441)
Purchase of bank owned life insurance	**-**	-	(5,000)
Purchases of premises and equipment	**(2,049)**	(2,819)	(2,305)
Net cash used in investing activities	**(64,632)**	(58,129)	(55,969)
Financing activities:			
Net increase in deposits	**44,605**	66,919	18,916
Proceeds from new borrowings	**25,000**	10,000	25,000
Repayments of borrowings	**(10,000)**	(5,000)	-
Issuance of subordinate debentures	**15,000**	-	-
Proceeds from the issuance of common stock	**781**	853	694
Purchase of treasury stock		(242)	-
Cash dividends paid on common stock	**(1,291)**	(1,079)	(859)
Net cash provided by financing activities	**74,095**	71,451	43,751
Increase (decrease) in cash and cash equivalents	**16,677**	15,353	(3,009)
Cash and cash equivalents at beginning of year	**38,759**	23,406	26,415
Cash and cash equivalents at end of year	**$55,436**	$38,759	$ 23,406
Supplemental disclosures:			
Cash:			
Interest paid	**$19,231**	$11,505	$ 7,017
Income taxes paid	**4,459**	2,671	4,075
Non-cash investing activities:			
Transfer of loans to other real estate owned	**402**	178	345
Transfer of loans from held to maturity to available for sale	**7,219**	-	-

The accompanying notes to the consolidated financial statements are an integral part of these statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Overview

The accompanying consolidated financial statements include the accounts of Unity Bancorp, Inc. (the "Parent Company") and its wholly-owned subsidiary, Unity Bank (or when consolidated with the Parent Company, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Unity Bancorp, Inc. is a bank holding company incorporated in New Jersey and registered under the Bank Holding Company Act of 1956, as amended. Its wholly-owned subsidiary, Unity Bank (the "Bank", or when consolidated with the Parent Company, the "Company") is chartered by the New Jersey Department of Banking and Insurance. The Bank provides a full range of commercial and retail banking services through 15 branch offices located in Hunterdon, Middlesex, Somerset, Union and Warren counties in New Jersey and Northampton county in Pennsylvania. These services include the acceptance of demand, savings, and time deposits and the extension of consumer, real estate, Small Business Administration ("SBA") and other commercial credits. Unity Investment Services, Inc. a wholly-owned subsidiary of the Bank, is used to hold part of the Bank's investment portfolio.

Unity Participation Company, Inc., a wholly owned subsidiary of the Bank is used for holding and administering certain loan participations.

Unity (NJ) Statutory Trust I is a statutory Business Trust and wholly-owned subsidiary of Unity Bancorp, Inc. On September 26, 2002, the trust issued $9.0 million of capital securities to investors. Unity (NJ) Statutory Trust II is a statutory Business Trust and wholly-owned subsidiary of Unity Bancorp, Inc. On July 24, 2006, the trust issued $10.0 million of capital securities to investors. Unity (NJ) Statutory Trust III is a statutory Business Trust and wholly-owned subsidiary of Unity Bancorp, Inc. On December 19, 2006, the trust issued $5.0 million of capital securities to investors. These floating rate securities are treated as subordinated debentures on the financial statements. However, they qualify as Tier I Capital for regulatory capital compliance purposes. In accordance with Financial Accounting Interpretation No. 46, Consolidation of Variable Interest Entities, as revised December 2003, the Company does not consolidate the accounts and related activity of Unity (NJ) Statutory Trust I, Unity (NJ) Statutory Trust II or Unity (NJ) Statutory Trust III.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Amounts requiring the use of significant estimates include the allowance for loan losses, valuation of SBA servicing rights, valuation of deferred tax assets, the carrying value of loans held for sale and other real estate owned and the fair value disclosures of financial instruments. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior years to conform with the current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold and interest bearing deposits.

Securities

The Company classifies its securities into two categories, held to maturity and available for sale. Securities are classified as securities held to maturity based on management's intent and ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts on the level yield method. Securities not classified as securities held to maturity are classified as securities available for sale and are stated at fair value, adjusted for unamortized purchase premiums and discounts utilizing the level yield method. Unrealized gains and losses on securities available for sale are excluded from results of operations and are reported as a separate component of shareholders' equity, net of taxes. Securities classified as available for sale include securities that may be sold in response to changes in interest rates, changes in prepayment risks or for asset/liability management purposes. The cost of securities sold is determined on a specific identification basis. Gains and losses on sales of securities are recognized in the statements of income on the date of sale.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank ("FHLB") system to hold stock of its district FHLB according to a predetermined formula. The stock is carried at cost. As of December 31, 2006 and 2005, the Company held $2.9 million and $2.1 million in FHLB stock, respectively.

Loans Held To Maturity and Loans Held For Sale

Loans held to maturity are stated at the unpaid principal balance, net of unearned discounts and net of deferred loan origination fees and costs. Loan origination fees, net of direct loan origination costs, are deferred and are recognized over the estimated life of the related loans as an adjustment to the loan yield utilizing the level yield method.

Interest is credited to operations primarily based upon the principal amount outstanding. When management believes there is sufficient doubt as to the ultimate collectibility of interest on any loan, interest accruals are discontinued and all past due interest, previously recognized as income, is reversed and charged against current period earnings. Payments received on nonaccrual loans are applied as principal. Loans are returned to an accrual status when collectibility is reasonably assured and when the loan is brought current as to principal and interest.

Loans and leases are reported as past due when either interest or principal is unpaid in the following circumstances: fixed payment loans when the borrower is in arrears for two or more monthly payments; open end credit for two or more billing cycles; and single payment notes if interest or principal remains unpaid for 30 days or more.

Loans are charged off when collection is sufficiently questionable and when the Bank can no longer justify maintaining the loan as an asset on the balance sheet. Loans qualify for charge off when, after thorough analysis, all possible sources of repayment are insufficient. These include : 1) potential future cash flow, 2) value of collateral, and/or 3) strength of co-makers and guarantors. All unsecured loans are charged off upon the establishment of the loan's non-accrual status. Additionally, all loans classified as a loss or that portion of the loan classified as a loss, are charged off. All loan charge offs are approved by the Board of Directors.

Non-performing loans consist of loans that are not accruing interest (nonaccrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the collectibility of principal and interest according to the contractual terms is in doubt. When a loan is classified as nonaccrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income. Generally, until the loan becomes current, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.

The Company evaluates its loans for impairment. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company has defined impaired loans to be all non-accrual loans. Impairment of a loan is measured based on the present value of expected future cash flows, net of estimated costs to sell, discounted at the loan's effective interest rate. Impairment can also be measured based on a loan's observable market price or the fair value of collateral, net of estimated costs to sell, if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company establishes a valuation allowance, or adjusts existing valuation allowances, with a corresponding charge or credit to the provision for loan losses.

Loans held for sale are SBA loans and are reflected at the lower of aggregate cost or market value.

The Company originates loans to customers under an SBA program that generally provides for SBA guarantees up to 85 percent of each loan. The Company generally sells the guaranteed portion of each loan to a third party and retains the servicing. The premium received on the sale of the guaranteed portion of SBA loans and the present value of future cash flows of the servicing asset are recognized in income. The non-guaranteed portion is generally held in the portfolio.

Serviced loans sold to others are not included in the accompanying consolidated balance sheets. Income and fees collected for loan servicing are credited to non-interest income when earned, net of amortization on the related servicing asset.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level management considers adequate to provide for probable loan losses as of the balance sheet date. The allowance is increased by provisions charged to expense and is reduced by net charge-offs. The level of the allowance is based on management's evaluation of probable losses in the loan portfolio, after consideration of prevailing economic conditions in the Company's market area. Credit reviews of the loan portfolio, designed to identify potential charges to the allowance, are made during the year by management and a loan review consultant. A risk rating system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and the appropriate level of loss reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past and expected loan loss experience, and other factors management feels deserve recognition in establishing an adequate reserve. This risk assessment process is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known. Although management attempts to maintain the allowance at a level deemed adequate to provide for probable losses, future additions to the allowance may be necessary based upon certain factors including changes in market conditions and underlying collateral values. In addition, various regulatory agencies periodically review the adequacy of the Company's allowance for loan losses. These agencies may require the Company to make additional provisions based on their judgments about information available to them at the time of their examination.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, not to exceed 30 years.

Other Real Estate Owned

Other real estate owned is recorded at the fair value at the date of acquisition, with a charge to the allowance for loan losses for any excess over fair value. Subsequently, other real estate owned is carried at the lower of cost or fair value, as determined by current appraisals, less estimated selling costs. Certain costs incurred in preparing properties for sale are capitalized to the extent that the appraisal amount exceeds the carry value, and expenses of holding foreclosed properties are charged to operations as incurred.

Income Taxes

The Company accounts for income taxes according to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation reserves are established against certain deferred tax assets when it is more likely than not that the deferred tax assets will not be realized. Increases or decreases in the valuation reserve are charged or credited to the income tax provision.

Income Per Share

Basic net income per share is computed by dividing the net income for the period by the weighted average number of common shares outstanding for the period. Diluted net income per share is computed by dividing net income for the period by the weighted average number of common shares outstanding for the period presented adjusted for the effect of the stock options, under the treasury stock method. The amounts reported reflect the impact of the 5 percent stock distribution paid on June 30, 2006 and 2005.

Comprehensive Income

Comprehensive income consists of net income for the current period and the change in unrealized (loss) gain that was reported as a component of shareholders' equity, net of tax.

Stock-Based Compensation

As of January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (Statement 123R) using the "modified prospective application." Statement 123R requires public companies to recognize compensation expense related to stock-based compensation awards over the period during which an employee is required to provide service for the award. The provisions apply to all awards granted after the required effective date including existing awards not vested, modified, repurchased or canceled. Prior to January 1, 2006, the Company applied Accounting Principles Board Opinion 25 and related Interpretations in accounting for its Option Plans. No stock-based compensation cost was reflected in net income, as all options granted under those plans had an exercise price equal to the market value of their underlying common stock on the date of grant.

Compensation expense related to stock-based compensation awards totaled $25 thousand in 2006. The following table represents the impact of the adoption of SFAS 123R on the Company's financial statements for 2006.

(In thousands, except per share data)	Under SFAS 123 R	Under APB 25	Difference
Net income before provision for income taxes	$ 8,788	$ 8,813	$ 25
Net income	$ 5,845	$ 5,830	$ 15
Net income per common share – Basic	$ 0.89	$ 0.89	$ 0.00
Net income per common share - Diluted	$ 0.85	$ 0.84	$ 0.01

The following table illustrates the effect on net income and earnings per share for 2005 and 2004 if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" as amended, to stock based compensation.

Proforma

(In thousands, except per share data)	2005	2004
Net income to common shareholders:		
As reported	$ 6,210	$ 5,330
Pro forma	6,143	5,080
Income per share:		
Basic as reported	0.97	0.84
Basic Pro forma	0.96	0.80
Diluted as reported	0.92	0.79
Diluted Pro forma	0.91	0.75

The Company granted 29,250, 8,138 and 47,039 options in 2006, 2005 and 2004, respectively. The fair value of the options granted during each period was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2006	2005	2004
Options granted	29,250	8,138	47,039
Weighted average fair value of options	$3.50	$2.50	$2.80
Expected life (years)	4.07	4.19	3.50
Expected volatility	26.6%	23.5%	32.0%
Risk-free interest rate	4.31%	3.99%	2.78%
Dividend yield	1.34%	1.36%	1.20%

The expected life of the options was estimated based on historical employee behavior and represents the period of time that options granted are expected to be outstanding. Expected volatility of the Company's stock price was based on the historical volatility over the period commensurate with the expected life of the options. The risk-free interest rate is the U.S. Treasury rate commensurate with the expected life of the options on the date of grant. The expected dividend yield is the projected annual yield based on the grant date stock price.

Treasury Stock

Treasury stock is accounted for under the cost method and accordingly is presented as a reduction in shareholders' equity.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140." SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, allows an entity to re-measure and fair value a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation from the host, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value would be recognized in earnings. Statement 155 is effective for financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The Company does not expect the adoption of Statement No. 155 to have a material impact on its financial statements.

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 156, "Accounting for Servicing of Financial Assets." SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. The Statement is effective in the first fiscal year beginning after September 15, 2006 with earlier adoption permitted. The Company does not expect the adoption of Statement No. 156 to have a material impact on its financial statements.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes". The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes". This Interpretation presents a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of Interpretation No. 48 did not have a material impact on the Company's financial statements.

In September 2006, the Securities and Exchange Commission (SEC) released SEC Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108)." SAB 108 addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. The SAB requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements. The SAB does not change the SEC staff's previous guidance on evaluating the materiality of errors. The SAB allows registrants to record the effects of adopting the guidance as a cumulative-effect adjustment to retained earnings. This adjustment must be reported as of the beginning of the first fiscal year ending after November 15, 2006. See Note 17 for further discussion.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not expect the adoption of Statement No. 157 to have a material impact on its financial statements.

2. Acquisition

On November 21, 2005, the Bank acquired the Phillipsburg, New Jersey branch of interState Net Bank. The transaction included approximately $21.0 million in deposits, $16.4 million in loans and $80 thousand in vault cash. The acquisition reflects goodwill of approximately $1.5 million, a premium on loans assumed of approximately $35 thousand and a premium on deposit liabilities assumed of approximately $103 thousand. The results of the Phillipsburg branch operations have been included in the consolidated financial statements since the date of the acquisition.

3. Restrictions on Cash

Federal law requires depository institutions to maintain a prescribed amount of cash or noninterest-bearing balances with the Federal Reserve Bank. As of December 31, 2006 and 2005, the Company was required to maintain reserve balances of $80 thousand.

4. Securities

This table provides the major components of securities available for sale and held to maturity at amortized cost and estimated fair value at December 31,

(In thousands)	2006 Amortized Cost	2006 Gross Unrealized Gains	2006 Gross Unrealized Losses	2006 Estimated Fair Value	2005 Amortized Cost	2005 Gross Unrealized Gains	2005 Gross Unrealized Losses	2005 Estimated Fair Value
Securities available for sale:								
US Government sponsored entities	**$11,057**	**$ 24**	**$ (210)**	**$10,871**	$11,511	$ -	$ (275)	$ 11,236
State and political subdivisions	**2,945**	**-**	**(31)**	**2,914**	2,945	-	(110)	2,835
Mortgage backed securities	**48,267**	**98**	**(1,216)**	**47,149**	48,926	-	(1,422)	47,504
Corporate debt securities	**972**	**-**	**(12)**	**960**	971	-	(38)	933
FHLB stock and other equities	**3,683**	**42**	**(24)**	**3,701**	3,084	34	(43)	3,075
Total securities available for sale	**$66,924**	**$ 164**	**$(1,493)**	**$65,595**	$67,437	$ 34	$(1,888)	$ 65,583
Securities held to maturity:								
US Government sponsored entities	**$ 8,187**	**$ 32**	**$ (34)**	**$ 8,185**	$ 5,617	$ -	$ (29)	$ 5,588
State and political subdivisions	**3,160**	**41**	**-**	**3,201**	-	-	-	-
Mortgage backed securities	**26,801**	**54**	**(458)**	**26,397**	30,936	35	(523)	30,448
Corporate debt securities	**4,667**	**11**	**(12)**	**4,666**	4,195	-	(19)	4,176
Total securities held to maturity	**$42,815**	**$ 138**	**$ (504)**	**$42,449**	$40,748	$ 35	$ (571)	$ 40,212

The table below provides the remaining contractual maturities and yields of securities within the investment portfolios. The carrying value of securities at December 31, 2006 is primarily distributed by contractual maturity. Mortgage-backed securities and other securities, which may have principal prepayment provisions, are distributed based on contractual maturity. Expected maturities will differ materially from contractual maturities as a result of early prepayments and calls. The total weighted average yield excludes equity securities.

(In thousands)	Within one year Amount	Within one year Yield	After one year through five years Amount	After one year through five years Yield	After five years through ten years Amount	After five years through ten years Yield	After ten years Amount	After ten years Yield	Total carrying Amount	Total carrying Yield
Available for sale at fair value:										
US Government sponsored entities	$ 250	5.26%	$ 962	4.02%	$ 7,430	4.89%	$ 2,229	4.26%	$10,871	4.69%
State and political subdivisions	-	-	-	-	-	-	2,914	3.91	2,914	3.91
Mortgage backed securities	-	-	1,142	3.88	2,277	3.76	43,730	4.67	47,149	4.61
Corporate debt securities	-	-	-	-	-	-	960	6.29	960	6.29
FHLB stock and other equities	3,701	-	-	-	-	-	-	-	3,701	-
Total securities available for sale	$3,951	5.26%	$ 2,104	3.94%	$ 9,707	4.62%	$49,833	4.29%	$65,595	4.62%
Held to maturity at cost:										
US Government sponsored entities	$ -	-	$ 4,250	3.53%	$ 2,450	5.59%	$ 1,487	6.34%	$ 8,187	4.66%
State and political subdivisions	-	-	-	-	-	-	3,160	4.45	3,160	4.45
Mortgage backed securities	-	-	-	-	3,368	4.57	23,433	5.09	26,801	5.02
Corporate debt securities	-	-	1,023	4.29	-	-	3,644	6.03	4,667	5.65
Total securities held to maturity	$ -	-	$ 5,273	3.68%	$ 5,818	5.00%	$ 31,724	4.75%	$42,815	4.98%

Gross realized gains on securities available for sale amounted to $69 thousand, $81 thousand and $116 thousand, while gross realized losses amounted to $0, $12 thousand and $40 thousand for the years 2006, 2005 and 2004, respectively. These net amounts are included in non-interest income as securities gains in the Consolidated Statements of Income. Securities with a carrying value of $47.6 million and $45.4 million at December 31, 2006 and 2005, respectively, were pledged to secure government deposits, secured other borrowings and for other purposes required or permitted by law.

Gross unrealized losses on available for sale and held to maturity securities and the estimated market value of the related securities, aggregated by security category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2006 and 2005 are as follows:

	Less than 12 months		Greater than 12 months		Total	
(In thousands)	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
2006						
US Government sponsored entities	**$ 1,743**	**$ (6)**	**$ 10,791**	**$ (238)**	**$ 12,534**	**$ (244)**
State and political subdivisions	**1,067**	**(1)**	**2,330**	**(30)**	**3,397**	**(31)**
Mortgage backed securities	**4,694**	**(73)**	**58,123**	**(1,601)**	**62,817**	**(1,674)**
Corporate debt securities	**-**	**-**	**4,068**	**(24)**	**4,068**	**(24)**
FHLB stock and other equities	**-**	**-**	**111**	**(24)**	**111**	**(24)**
Total temporarily impaired investments	**$ 7,504**	**$ (80)**	**$ 75,423**	**$ (1,917)**	**$ 82,927**	**$ (1,997)**
2005						
US Government sponsored entities	$ 6,577	$ (39)	$ 9,246	$ (265)	$ 15,823	$ (304)
State and political subdivisions	-	-	2,835	(110)	2,835	(110)
Mortgage backed securities	46,763	(865)	29,150	(1,080)	75,913	(1,945)
Corporate debt securities	4,176	(19)	932	(38)	5,108	(57)
FHLB stock and other equities	249	(19)	521	(24)	770	(43)
Total temporarily impaired investments	$ 57,765	$ (942)	$ 42,684	$ (1,517)	$ 100,449	$ (2,459)

U.S. Government sponsored entities and state and political subdivision securities: The unrealized losses on investments in securities were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

Mortgage-backed securities: The unrealized losses on investments in mortgage-backed securities were caused by interest rate increases. The contractual cash flows of these securities are guaranteed by Fannie Mae, Ginnie Mae and the Federal Home Loan Mortgage Corporation. It is expected that the securities would not be settled at a price significantly less than the par value of the investment. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than temporarily impaired.

Corporate debt securities: The unrealized losses on corporate debt securities were caused by interest rate increases. The contractual terms of the bonds do not allow the securities to be settled at a price less than the par value of the investments. The credit ratings on these bonds have not decreased materially during the period. The decline in face value is attributed to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than temporarily impaired.

5. Loans

The composition of the loan portfolio, net of unearned discount and deferred loan origination fees and costs, at December 31 was as follows:

(In thousands)	2006	2005
SBA held for sale	$ 12,273	$ 14,001
SBA held to maturity	66,802	64,660
Commercial	312,195	260,581
Residential mortgage	63,493	62,039
Consumer	52,927	47,286
Total Loans	$507,690	$448,567

SBA loans sold to others and serviced by the Company are not included in the accompanying consolidated balance sheets. The total amount of such loans serviced, but owned by outside investors, amounted to approximately $145.3 million and $151.0 million at December 31, 2006 and 2005, respectively.

As of December 31, 2006 and 2005, the Bank's recorded investment in impaired loans, defined as non-accrual loans, was $8.9 million and $4.4 million, respectively, and the related valuation allowance was $1.8 million and $2.0 million at December 31, 2006 and 2005. This valuation allowance is included in the allowance for loan losses in the accompanying balance sheets. Interest income that would have been recorded had these impaired loans performed under the original contract terms was $850 thousand, $330 thousand, and $347 thousand for 2006, 2005, and 2004, respectively. Average impaired loans for 2006, 2005, and 2004 were $4.6 million, $4.3 million, and $4.4 million, respectively.

As of December 31, 2006 there were $78 thousand in loans past due 90 or more days and still accruing interest. In December 2005 and 2004 there were no loans past due 90 or more days and still accruing interest.

As of December 31, 2006, approximately 85 percent of the Company's loans were secured by real estate. A portion of the Company's SBA loans are located outside the Company's lending area. The Company has approximately 13 percent of the total loan portfolio to various unrelated and unaffiliated borrowers in the Hotel/Motel industry. Such loans are collateralized by the underlying real property financed and/or partially guaranteed by the SBA.

As of December 31, 2006, $29.0 million in residential mortgages were pledged at the Federal Home Loan Bank to secure borrowed funds, compared to $14.5 million at December 31, 2005.

In the ordinary course of business, the Company may extend credit to officers, directors or their associates. These loans are subject to the Company's normal lending policy. An analysis of such loans, all of which are current as to principal and interest payments, is as follows:

(In thousands)	2006
Loans to officers, directors or their associates at December 31, 2005	$ 15,087
New loans	2,805
Repayments	436
Loans to officers, directors or their associates at December 31, 2006	$ 17,456

6. Allowance for Loan Losses

The allowance for loan losses is based on estimates. Ultimate losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become known, they are reflected in operations in the periods in which they become known.

An analysis of the change in the allowance for loan losses during years 2004 through 2006 is as follows:

(In thousands)	2006	2005	2004
Balance at beginning of year	$ 6,892	$ 5,856	$ 5,352
Provision charged to expense	1,550	1,850	1,175
	8,442	7,706	6,527
Charge-offs	933	1,173	968
Recoveries	115	359	297
Net charge-offs	818	814	671
Balance at end of year	$ 7,624	$ 6,892	$ 5,856

7. Premises and Equipment

The detail of premises and equipment as of December 31, 2006 and 2005 is as follows:

(In thousands)	2006	2005
Land and buildings	$ 9,088	$ 8,080
Furniture, fixtures and equipment	4,316	4,187
Leasehold improvements	2,518	2,045
Gross premises and equipment	15,922	14,312
Less: Accumulated depreciation	(4,312)	(3,719)
Net premises and equipment	$ 11,610	$ 10,593

Amounts charged to non-interest expense for depreciation of premises and equipment amounted to $980 thousand in 2006, $867 thousand in 2005, and $845 thousand in 2004.

The Company currently accounts for all of its leases as operating leases. In addition, the Company has one lease with a related party. The Company leases its Clinton, New Jersey headquarters from a partnership in which board members, D. Dallas and R. Dallas are partners. Under the lease for the facility, the partnership received aggregate rental payments of $553.2 thousand, $483.1 thousand, and $431.8 thousand in 2006, 2005, and 2004, respectively. The Company believes that these rent payments reflect market rents and that the lease reflects terms that are comparable to those, which could have been obtained in a lease with an unaffiliated third party. The annual base rent under the leases is fixed until 2009.

8. Other Assets

The detail of other assets as of December 31, 2006 and 2005 is as follows:

(In thousands)	2006	2005
Deferred tax asset	**$ 3,460**	$ 3,123
Prepaid expenses	**648**	253
Net receivable due from SBA	**350**	146
Other real estate owned	**211**	178
Other	**720**	706
Total other assets	**$ 5,389**	$ 4,406

9. Deposits

The following schedule details the maturity distribution of time deposits:

(In thousands)	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	Over 4 years	Total
At December 31, 2006						
$100,000 or more	**$ 54,631**	**$ 5,108**	**$ 4,130**	**$ 105**	**$ 348**	**$ 64,322**
Less than $100,000	**$ 82,924**	**$ 13,442**	**$11,920**	**$ 1,935**	**$ 849**	**$111,070**
At December 31, 2005						
$100,000 or more	$ 40,225	$ 5,321	$ 2,399	$ 4,650	$ 354	$ 52,949
Less than $100,000	$ 76,571	$ 11,755	$ 4,794	$ 12,947	$ 2,286	$108,353

10. Borrowed Funds and Subordinate Debentures

The following table presents the period-end and average balance of borrowed funds and subordinate debentures for the last two years with resultant rates:

	2006		2005	
(In thousands)	Amount	Rate	Amount	Rate
FHLB borrowings and Repurchase agreements :				
At December 31,	**$45,000**	**4.32%**	$30,000	3.86%
Year-to-date average	**$31,774**	**3.93%**	$27,160	3.88%
Maximum outstanding	**$45,000**	**-**	$40,000	-
Non-FHLB Repurchase agreements:				
At December 31,	**$10,000**	**2.78%**	$10,000	2.78%
Year-to-date average	**$10,000**	**2.78%**	$10,164	2.79%
Maximum outstanding	**$10,000**	**-**	$15,000	-
Subordinate debentures:				
At December 31,	**$24,744**	**7.66%**	$ 9,279	7.92%
Year-to-date average	**$13,982**	**8.63%**	$ 9,279	7.27%
Maximum outstanding	**$24,744**	**-**	$ 9,279	-

FHLB Borrowings

The FHLB borrowings at December 31, 2006 consisted of three $10 million advances, one $10 million repurchase agreement and a $5 million overnight line of credit advance. The terms of these transactions are as follows:

- The FHLB Overnight Line of Credit Advance was issued on December 29, 2006 at a rate of 5.35 percent and was repaid on January 2, 2007.
- The FHLB advance that was issued on December 19, 2000 has a fixed rate of interest at 4.92 percent, matures on December 20, 2010 and is callable quarterly on the 19th of March, June, September and December.
- The FHLB advance that was issued on April 27, 2005 has a fixed rate of 3.70 percent, matures on April 27, 2015 and is callable on April 27, 2008 and quarterly thereafter on the 27th of July, October, January and April.
- The FHLB advance that was issued on November 2, 2006 has a fixed rate of 4.025 percent, matures on November 2, 2016 and is callable on November 2, 2007 and quarterly thereafter on the 2nd of February, May, August and November.
- The FHLB advance that was issued on December 15, 2006 has a fixed rate of 4.13 percent, matures on December 15, 2016 and is callable on December 15, 2008 and quarterly thereafter on the 15th of March, June, September and December.

Due to the call provisions of these advances, the expected maturity could differ from the contractual maturity.

Repurchase Agreements

At December 31, 2006, the Company was a party to a $10 million repurchase agreement that was entered into in March 2004, has a term of 5 years expiring on March 11, 2009, and a rate of 2.78 percent. The borrowing may be called by the issuer if the 3-month London Inter-bank overnight rate ("LIBOR") is greater than or equal to 7 percent on March 11, 2005, or on any quarterly payment date thereafter.

Subordinate Debentures

At December 31, 2006, the Company was a party in the following subordinate debenture transactions:

- On September 26, 2002, Unity (NJ) Statutory Trust I, a statutory business trust and wholly-owned subsidiary of Unity Bancorp Inc., issued $9.0 million of floating rate capital trust pass through securities to investors due on September 26, 2032. The Subordinate Debentures are redeemable in whole or part, prior to maturity but after September 26, 2007. The floating interest rate on the subordinated debentures is the three-month LIBOR plus 340 basis points and re-prices quarterly. The floating interest rate at December 31, 2006 was 7.92 percent.
- On July 24, 2006, Unity (NJ) Statutory Trust II, a statutory business trust and wholly-owned subsidiary of Unity Bancorp Inc., issued $10.0 million of floating rate capital trust pass through securities to investors due on July 24, 2036. The Subordinate Debentures are redeemable in whole or part, prior to maturity but after July 24, 2011. The floating interest rate on the subordinated debentures is the three-month LIBOR plus 159 basis points and re-prices quarterly. The floating interest rate at December 31, 2006 was 6.96 percent.
- On December 19, 2006, Unity (NJ) Statutory Trust III, a statutory business trust and wholly-owned subsidiary of Unity Bancorp Inc., issued $5.0 million of floating rate capital trust pass through securities to investors due on December 19, 2036. The Subordinate Debentures are redeemable in whole or part, prior to maturity but after December 19, 2011. The floating interest rate on the subordinated debentures is the three-month LIBOR plus 165 basis points and re-prices quarterly. The floating interest rate at December 31, 2006 was 7.05 percent.

The capital securities in each of the above transactions have preference over the common securities with respect to liquidation and other distributions and may qualify as Tier I capital. At December 31, 2006, $15.3 million of these securities qualified as Tier I capital. In accordance with Financial Accounting Interpretation No.46, Consolidation of Variable Interest Entities, as revised December 2003, the Company does not consolidate the accounts and related activity of Unity (NJ) Statutory Trust I, Unity (NJ) Statutory Trust II and Unity (NJ) Statutory Trust III. The additional capital from each of these transactions was used to bolster the Company's capital ratios and for general corporate purposes, including among other things, capital contributions to Unity Bank and to fund stock repurchases.

11. Commitments and Contingencies

Facility Lease Obligations

The Company operates fifteen branches, nine branches under operating leases, including its headquarters, and six branches are owned. In addition, the Company has a lease on one other location, which is subleased to a third party, with the third party paying rent in equal amounts as per the lease agreement between the Company and the lessor. The leases' contractual expiration range is between the years 2007 and 2011. The following schedule summarizes the contractual rent payments for the future years.

(In thousands)	Operating Lease Rental Payments	Rent from Sublet Locations	Net Rent Obligation
2007	$ 1,198	$ 80	$ 1,118
2008	1,181	80	1,101
2009	475	87	388
2010	195	74	121
2011	129	0	129
Thereafter	248	0	248

Total rent expense totaled $1.1 million, $952 thousand, and $882 thousand for 2006, 2005 and 2004, respectively. The Company currently accounts for all of its leases as operating leases.

Litigation

The Company may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. In the best judgment of management, based upon consultation with counsel, the consolidated financial position and results of operations of the Company will not be affected materially by the final outcome of any pending legal proceedings or other contingent liabilities and commitments.

Commitments to Borrowers

Commitments to extend credit are legally binding loan commitments with set expiration dates. They are intended to be disbursed, subject to certain conditions, upon the request of the borrower. The Company was committed to advance approximately $159.5 million to its borrowers as of December 31, 2006, compared to $142.5 million at December 31, 2005. At December 31, 2006, $61.2 million of these commitments expire after one year, compared to $60.7 million a year earlier. At December 31, 2006, the Company had $1.6 million in standby letters of credit compared to $988 thousand in 2005. The estimated fair value of these guarantees is not significant. The Company believes it has the necessary liquidity to honor all commitments. Many of these commitments will expire and never be funded. In addition, approximately 15 percent of these commitments are for SBA loans, which may be sold in the secondary market.

12. Shareholders' Equity

Shareholders' equity increased $5.3 million to $46.2 million at December 31, 2006 due to $5.8 million in net income, $933 thousand from the exercise of stock options and a $325 thousand appreciation in the market value of the available for sale securities portfolio, partially offset by $1.3 million of cash dividends declared in 2006 and the $492 thousand cumulative effect of the adoption of SAB 108 (See footnote number 17). In 2006, the Company declared four dividends totaling $0.20 per share for the year.

On October 21, 2002, the Company authorized the repurchase of up to 10 percent of the outstanding common stock. The amount and timing of purchases will be dependent on a number of factors, including the price and availability of the Company's shares, general market conditions and competing alternate uses of funds. There were no shares repurchased during 2006. As of December 31, 2006 the Company had repurchased a total of 142 thousand shares of which 119 thousand shares have been retired, leaving 483 thousand shares remaining to be purchased under the plan.

On April 27, 2006, the Company announced a 5 percent stock distribution payable on June 30, 2006 to shareholders of record as of June 16, 2006, and accordingly, all share amounts have been restated to include the effect of the distribution.

13. Other Income

The other income components for the years ended December 31, 2004 through 2006 are as follows:

(In thousands)	2006	2005	2004
Loan referral fees	**$ 224**	$ 210	$ 168
ATM/Check card fees	**209**	200	194
Other	**293**	311	333
Total other income	**$ 726**	$ 721	$ 695

14. Other Expenses

The other expenses components for the years ended December 31, 2004 through 2006 are as follows:

(In thousands)	2006	2005	2004
Travel, entertainment, training & recruiting	**$ 572**	$ 577	$ 432
Insurance	**336**	443	291
Stationery & supplies	**321**	254	232
Director fees	**225**	142	145
Reserve for commitments	**127**	-	-
Settlement of litigation	-	-	275
Other	**278**	218	183
Total other expenses	**$1,859**	$1,634	$1,558

15. Income Taxes

The components of the provision for income taxes are as follows:

(In thousands)	2006	2005	2004
Income Taxes			
Federal – Current provision	**$3,325**	$2,950	$2,740
Federal – Deferred benefit	**(629)**	(12)	(54)
Total Federal provision	**2,696**	2,938	2,686
State – Current provision	**159**	754	653
State – Deferred benefit	**88**	(4)	(98)
Total State provision	**247**	750	555
Valuation Allowance	-	-	(189)
Total provision for income taxes	**$2,943**	$3,688	$3,052

A reconciliation between the reported income taxes and the amount computed by multiplying income before taxes by the statutory Federal income tax rate is as follows:

(In thousands)	2006	2005	2004
Federal income taxes			
at statutory rate	**$2,988**	$3,365	$2,850
State income taxes, net of			
Federal income tax effect	**105**	496	431
Other, net	**(150)**	(173)	(40)
Valuation allowance	**-**	-	(189)
Provision for income taxes	**$2,943**	$3,688	$3,052

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The components of the net deferred tax asset at December 31, 2006 and 2005 are as follows:

(In thousands)	2006	2005
Allowance for loan losses	**$3,044**	$2,753
Unrealized loss on securities		
available for sale	**505**	709
Deferred loan costs	**(315)**	(184)
Operating loss carry-forward	**-**	153
Other, net	**226**	(308)
Net deferred tax asset	**$3,460**	$3,123

The Company computes deferred income taxes under the asset and liability method. Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates to differences between the financial reporting and the tax basis of existing assets and liabilities. A deferred tax liability is recognized for all temporary differences that will result in future taxable income. A deferred tax asset is recognized for all temporary differences that will result in future tax deductions subject to reduction of the asset by a valuation allowance.

Included as a component of shareholders' equity is an income tax benefit related to unrealized losses on securities available for sale of ($199) thousand, ($408) thousand and ($1) thousand in 2006, 2005, and 2004, respectively.

16. Income per Common Share

The following is a reconciliation of the calculation of basic and dilutive income per share. All share amounts have been restated to include the effects of the 5 percent stock distribution paid on June 30, 2006.

(In thousands, except per share amounts)	2006	2005	2004
Net income	**$5,845**	$6,210	$5,330
Weighted average common shares outstanding	**6,583**	6,427	6,346
Plus: Potential dilutive common stock	**328**	334	399
Diluted average common shares outstanding	**6,911**	6,761	6,745
Net Income per common share -			
Basic	**$ 0.89**	$ 0.97	$ 0.84
Diluted	**$ 0.85**	$ 0.92	$ 0.79

17. SEC Staff Accounting Bulletin No. 108

As discussed under Recent Accounting Pronouncements in Note 1, in September 2006, the SEC released SAB 108. The transition provisions of SAB 108 permit the Company to adjust for the cumulative effect on retained earnings of immaterial errors relating to prior years. SAB 108 also requires the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such errors on the quarters when the information is next presented. Such adjustments do not require previously filed reports with the SEC to be amended. In accordance with SAB 108, the Company has adjusted the beginning retained earnings for fiscal year 2006 in the accompanying consolidated financial statements for the item described below. The Company considers this adjustment to be immaterial to prior periods.

The Company adjusted its beginning retained earnings for 2006 related to the accounting for operating leases on a cash basis rather than a GAAP basis. This adjustment resulted in a $492 thousand reduction in retained earnings resulting from the understatement of lease expense.

18. Regulatory Capital

A significant measure of the strength of a financial institution is its capital base. Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders' equity for common stock, qualifying preferred stock and certain qualifying hybrid instruments, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, subject to limitations, certain qualifying long-term debt and preferred stock which does not qualify for tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require a bank to maintain certain capital as a percentage of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-adjusted assets of 4 percent and combined tier 1 and tier 2 capital as a percentage of risk-adjusted assets of 8 percent. In addition to the risk-based guidelines, regulators require that a bank, which meets the regulator's highest performance and operation standards maintain a minimum leverage ratio (tier 1 capital as a percentage of tangible assets) of 3 percent. For those banks with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased.

The Company's capital amounts and ratios for each of the last two years are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006						
Leverage ratio	**$60,774**	**9.08%**	**≥$26,784**	**4.00%**	**≥$33,481**	**5.00%**
Tier I risk-based ratio	**$60,744**	**10.80%**	**≥$22,499**	**4.00%**	**≥$33,749**	**6.00%**
Total risk-based capital ratio	**$76,473**	**13.60%**	**≥$44,999**	**8.00%**	**≥$56,248**	**10.00%**
As of December 31, 2005						
Leverage ratio	$49,462	8.27%	≥$23,935	4.00%	≥$29,919	5.00%
Tier I risk-based ratio	$49,642	9.98%	≥$19,827	4.00%	≥$29,741	6.00%
Total risk-based capital ratio	$55,667	11.23%	≥$39,655	8.00%	≥$49,569	10.00%

The Bank's capital amounts and ratios for the last two years are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006						
Leverage ratio	**$48,125**	**7.20%**	**≥$26,723**	**4.00%**	**≥$33,404**	**5.00%**
Tier I risk-based ratio	**$48,125**	**8.55%**	**≥$22,518**	**4.00%**	**≥$33,777**	**6.00%**
Total risk-based capital ratio	**$69,670**	**12.38%**	**≥$45,036**	**8.00%**	**≥$56,295**	**10.00%**
As of December 31, 2005						
Leverage ratio	$42,260	7.01%	≥$24,124	4.00%	≥$30,155	5.00%
Tier I risk-based ratio	$42,260	8.51%	≥$19,855	4.00%	≥$29,783	6.00%
Total risk-based capital ratio	$54,473	10.97%	≥$39,711	8.00%	≥$49,638	10.00%

19. Employee Benefit Plans

The Bank has a 401(k) savings plan covering substantially all employees. Under the Plan, an employee can contribute up to 80 percent of their salary on a tax deferred basis. The Bank may also make discretionary contributions to the Plan. The Bank contributed $171 thousand, $125 thousand and $61 thousand to the Plan in 2006, 2005 and 2004, respectively. The Bank does not currently fund any other post retirement or post employment benefits to its employees other than the 401(k) plan.

The Company has incentive and non-qualified option plans, which allow for the grant of options to officers, employees and members of the Board of Directors. The period during which the option is vested is generally 3 years, but no option may be exercised after 10 years from the date of the grant. The exercise price of each option is the market price on the date of grant. As of December 31, 2006, 1,379,164 shares have been reserved for issuance upon the exercise of options, 730,100 option grants are outstanding, 395,883 option grants have been exercised, forfeited or expired leaving 253,181 shares available for grant.

In addition, restricted stock is issued under the stock bonus program to reward employees and directors and to retain them by distributing stock over a period of time. These shares vest over a period of 4 years and are recognized as compensation to the employees over the vesting period. Restricted stock awards granted during the three years include:

Grant Year	Shares	Weighted Average Price
2006	**11,243**	**$14.27**
2005	20,215	$12.95
2004	6,618	$11.69

Expense related to the restricted stock awards totaled $112 thousand, $19 thousand and $0 for 2006, 2005 and 2004, respectively. There was no compensation expense related to the restricted stock charged to non-interest expense for 2004 because the shares were granted on December 31, 2004. As of December 31, 2006, 110,250 shares of restricted stock were reserved for issuance, of which 35,686 shares are outstanding, 2,390 shares have been forfeited, and 72,174 shares are available for grant.

Transactions under the Company's stock options plans are summarized as follows:

	Number of Shares	Exercise Price per Share	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2003	1,004,214	$ 2.31 - 9.77	$ 5.39		
Options Granted	47,039	10.84 - 12.64	11.06		
Options Exercised	(81,657)	2.98 - 9.77	3.71		
Options Expired	(42,378)	2.97 - 9.77	7.46		
Outstanding at December 31, 2004	927,218	$ 2.31 - 12.64	$ 5.73	7.2	$5,456,770
Options Granted	8,138	10.89 - 11.88	11.21		
Options Exercised	(162,899)	2.31 - 10.84	5.29		
Options Expired	(18,465)	5.56 - 10.93	9.03		
Outstanding at December 31, 2005	753,992	$ 2.31 - 12.64	$ 5.81	6.2	$5,673,285
Options Granted	**29,250**	**13.33 - 15.45**	**14.12**		
Options Exercised	**(49,204)**	**2.98 - 9.77**	**6.19**		
Options Expired	**(3,938)**	**9.77 - 11.88**	**11.18**		
Outstanding at December 31, 2006	**730,100**	**$ 2.31 - 15.45**	**$ 6.08**	**5.3**	**$6,305,048**
Exercisable at December 31, 2006	**695,337**	**$ 2.31 - 12.64**	**$ 5.70**	**5.1**	**$6,262,670**

As of December 31, 2006, there was approximately $84 thousand of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock incentive plans. That cost is expected to be recognized over a weighted-average period of 1.4 years.

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$ 0.00 - $ 4.00	322,205	4.3 years	$ 3.30	322,205	$ 3.30
$ 4.01 - $ 8.00	178,168	5.5 years	5.58	178,168	5.58
$ 8.01 - $12.00	194,964	6.0 years	9.76	191,289	9.74
$12.01 - $16.00	34,763	9.0 years	13.89	3,675	12.64
	730,100	5.3 years	$ 6.08	695,337	$ 5.70

The total intrinsic value (spread between the market value and exercise price) of the stock options exercised during 2006, 2005 and 2004 was $398 thousand, $1.04 million and $558 thousand, respectively.

20. Fair Value of Financial Instruments

The fair value estimates for financial instruments are made at a discrete point in time based upon relevant market information and information about the underlying instruments.

Because no market exists for a portion of the Company's financial instruments, fair value estimates are based on judgment regarding a number of factors. These estimates are subjective in nature and involve some uncertainties. Changes in assumptions and methodologies may have a material effect on these estimated fair values. In addition, reasonable comparability between financial institutions may not be likely due to a wide range of permitted valuation techniques and numerous estimates, which must be made. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Federal Funds Sold-

For these short-term instruments, the carrying value is a reasonable estimate of fair value.

Securities-

For the held to maturity and available for sale portfolios, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans-

The fair value of loans is estimated by discounting the future cash flows using current market rates that reflect the credit, collateral and interest rate risk inherent in the loan.

Deposit Liabilities-

The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using current market rates.

Borrowings-

The fair value of borrowings is estimated by discounting the projected future cash flows using current market rates.

Unrecognized Financial Instruments-

At December 31, 2006, the Bank had standby letters of credit outstanding of $1.6 million, as compared to $988 thousand at December 31, 2005. The fair value of these commitments is nominal.

Below are the Company's estimated financial instruments fair values as of December 31, 2006 and 2005:

	2006		2005	
(In thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets -				
Cash and Federal funds sold	**$ 55,436**	**$ 55,436**	$ 38,759	$ 38,759
Securities held to maturity	**42,815**	**42,449**	40,748	40,212
Securities available for sale	**65,595**	**65,595**	65,583	65,583
Loans, net of allowance for possible loan losses	**500,066**	**498,022**	441,675	444,481
Financial liabilities -				
Total deposits	**566,465**	**546,009**	521,860	520,018
Total borrowings	**79,744**	**79,156**	49,279	48,611

21. Condensed Financial Statements of Unity Bancorp, Inc. (Parent Company Only)

Balance Sheets

(In thousands)	December 31, 2006	2005
Assets:		
Cash	**$ 6,872**	$ 933
Securities available for sale	**270**	424
Capital note due from Bank	**14,500**	6,000
Investment in subsidiaries	**48,892**	42,734
Other assets	**811**	463
Total Assets	**$71,345**	$50,554
Liabilities and Shareholders' Equity:		
Other liabilities	**$ 373**	$ 346
Other borrowings	**24,744**	9,279
Shareholders' Equity	**46,228**	40,929
Total Liabilities and Shareholders' Equity	**$71,345**	$50,554

Statements of Income

(In thousands)	December 31, 2006	2005	2004
Interest income	**$ 859**	$ 505	$ 501
Interest expense	**1,206**	678	457
Net interest (expense) income	**(347)**	(173)	44
Net security gains	**69**	53	25
Total (expense) income	**(278)**	(120)	69
Other expenses	**43**	58	42
(Loss) income before income (benefit) tax and equity in undistributed income of subsidiary	**(321)**	(178)	27
Income (benefit) tax	**(113)**	(75)	9
(Loss) income before equity in undistributed income of subsidiary	**(208)**	(103)	$ 18
Equity in undistributed net income of subsidiary	**6,053**	6,313	5,312
Net income	**$5,845**	$6,210	$5,330

Statements of Cash Flows

(In thousands)	December 31, 2006	2005	2004
Operating Activities:			
Net Income	**$ 5,845**	$6,210	$5,330
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Equity in undistributed earnings of subsidiary	**(6,053)**	(6,313)	(5,312)
Gain on sale of securities available for sale	**(69)**	(53)	(25)
(Increase) decrease in other assets	**(49)**	51	(220)
Increase in other liabilities	**23**	2	294
Net cash (used in) provided by operating activities	**(303)**	(103)	67
Investing Activities:			
Sales and maturities of securities available for sale	**252**	148	166
Purchases of securities available for sale	**-**	(136)	(182)
Advance of Capital Note to Bank	**(8,500)**	-	-
Net cash (used in) provided by investing activities	**(8,248)**	12	(16)
Financing Activities:			
Issuance of subordinated debentures	**15,000**	-	-
Proceeds from issuance of common stock, net	**781**	853	694
Payment to repurchase common stock, net	**-**	(242)	-
Cash dividends on common stock	**(1,291)**	(1,079)	(859)
Net cash provided by (used in) financing activities	**14,490**	(468)	(165)
Net increase (decrease) in cash and cash equivalents	**5,939**	(559)	(114)
Cash, beginning of year	**933**	1,492	1,606
Cash, end of year	**$ 6,872**	$ 933	$1,492
Supplemental disclosures: Interest paid	**$ 1,206**	$ 667	$ 457

Quarterly Financial Information (Unaudited)

The following quarterly financial information for the years ended December 31, 2006 and 2005 is unaudited. However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected. Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period.

(In thousands, except per share data)

2006	March 31	June 30	September 30	December 31
Total interest income	**$10,000**	**$10,644**	**$11,258**	**$11,275**
Total interest expense	**3,947**	**4,611**	**5,314**	**5,560**
Net interest income	**6,053**	**6,033**	**5,944**	**5,715**
Provision for loan losses	**300**	**250**	**400**	**600**
Net interest income after provision for loan losses	**5,753**	**5,783**	**5,544**	**5,115**
Total non-interest income	**2,002**	**1,647**	**2,243**	**1,746**
Total non-interest expense	**5,256**	**5,001**	**5,316**	**5,472**
Net income before tax	**2,499**	**2,429**	**2,471**	**1,389**
Income tax provision	**842**	**792**	**844**	**465**
Net income	**1,657**	**1,637**	**1,627**	**924**
Basic income per common share	**$ 0.25**	**$ 0.25**	**$ 0.25**	**$ 0.14**
Diluted income per common share	**$ 0.24**	**$ 0.24**	**$ 0.23**	**$ 0.13**

(In thousands, except per share data)

2005	March 31	June 30	September 30	December 31
Total interest income	$ 7,523	$ 7,943	$ 8,885	$ 9,486
Total interest expense	2,258	2,678	3,148	3,519
Net interest income	5,265	5,265	5,737	5,967
Provision for loan losses	300	350	675	525
Net interest income after provision for loan losses	4,965	4,915	5,062	5,442
Total non-interest income	1,791	2,195	2,132	2,072
Total non-interest expense	4,648	4,642	4,582	4,804
Net income before tax	2,108	2,468	2,612	2,710
Income tax provision	798	941	993	956
Net income	1,310	1,527	1,619	1,754
Basic income per common share	$ 0.21	$ 0.24	$ 0.25	$ 0.27
Diluted income per common share	$ 0.19	$ 0.23	$ 0.24	$ 0.26

SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share data)	At or for the Years Ended December 31st				
	2006	**2005**	**2004**	**2003**	**2002**
Selected Results of Operations					
Interest income	**$ 43,177**	$ 33,837	$ 26,166	$ 24,895	$ 24,295
Interest expense	**19,432**	11,603	7,008	7,028	8,572
Net interest income	**23,745**	22,234	19,158	17,867	15,723
Provision for loan losses	**1,550**	1,850	1,175	1,600	2,350
Non-interest income	**7,638**	8,190	7,629	8,343	7,991
Non-interest expense	**21,045**	18,676	17,230	17,329	15,544
Tax expense	**2,943**	3,688	3,052	2,698	2,111
Net income	**5,845**	6,210	5,330	4,583	3,709
Per Share Data					
Net income per common share (basic)	**$ 0.89**	$ 0.97	$ 0.84	$ 0.73	$ 0.58
Net income per common share (diluted)	**0.85**	0.92	0.79	0.70	0.54
Book value per common share	**6.99**	6.26	5.63	4.90	4.34
Market value per common share	**14.71**	13.33	11.61	9.88	6.78
Cash dividends declared on common shares	**0.20**	0.18	0.14	0.05	-
Selected Balance Sheet Data					
Total assets	**$694,106**	$614,172	$515,417	$467,419	$433,153
Loans	**507,690**	448,567	373,580	339,755	311,794
Allowance for loan losses	**7,624**	6,892	5,856	5,352	4,094
Investment securities	**108,410**	106,331	101,593	92,347	81,754
Deposits	**566,465**	521,860	433,898	414,982	382,585
Borrowings	**79,744**	49,279	44,279	19,279	19,279
Shareholders' equity	**46,228**	40,929	35,868	30,762	27,103
Common shares outstanding	**6,618**	6,536	6,370	6,269	6,243
Performance Ratios					
Return on average assets	**0.90%**	1.10%	1.10%	1.04%	0.91%
Return on average equity	**13.56**	16.29	16.32	16.05	13.95
Efficiency ratio	**67.21**	61.53	64.51	66.59	66.18
Net interest spread	**3.33**	3.74	3.77	3.85	3.59
Net interest margin	**3.87**	4.17	4.18	4.28	4.09
Asset Quality Ratios					
Allowance for loan losses to loans	**1.50%**	1.54%	1.57%	1.58%	1.31%
Allowance for loan losses to non-performing loans	**85.58**	158.04	143.14	99.20	115.10
Non-performing loans to total loans	**1.75**	0.97	1.10	1.59	1.14
Non-performing assets to total loans and OREO	**1.80**	1.01	1.19	1.68	1.20
Net charge-offs to average loans	**0.17**	0.20	0.19	0.11	0.48
Capital Ratios – Company					
Leverage ratio	**9.08%**	8.27%	9.09%	9.02%	8.38%
Tier I risk-based capital ratio	**10.80**	9.98	11.14	11.28	11.05
Total risk-based capital ratio	**13.60**	11.23	12.39	12.53	12.32
Capital Ratios – Bank					
Leverage ratio	**7.20%**	7.01%	7.53%	7.22%	6.96%
Tier I risk-based capital ratio	**8.55**	8.51	9.22	9.05	9.16
Total risk-based capital ratio	**12.38**	10.97	11.95	11.98	10.41

All share amounts have been restated to include the effect of the 5% stock distributions paid on June 30, 2006, June 30, 2005, June 30, 2004 and March 12, 2003.

Corporate Information

Unity Bancorp, Inc.

Company Headquarters
Unity Bancorp, Inc.
64 Old Highway 22
Clinton, New Jersey 08809

Counsel
Windels Marx Lane & Mittendorf, LLP
New Brunswick, New Jersey

Independent Registered Public Accounting Firm
KPMG LLP
Short Hills, New Jersey

Registrar & Transfer Agent
Shareholder address changes or inquiries regarding shareholder accounts and stock transfers should be directed to:
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
800.866.1340

Investor and Media Inquiries
Analysts, institutional investors, individual shareholders and media representatives should contact:
Alan J. Bedner
Unity Bancorp, Inc.
64 Old Highway 22
Clinton, New Jersey 08809
908.713.4308
alan.bedner@unitybank.com

Web Information
Information on financial results, products and services, and branch locations is available on the internet at:
unitybank.com or email us at:
info@unitybank.com.

Financial Information
Copies of the Company's annual report on Form 10-K filed with the Securities and Exchange Commission may be obtained:

- by writing to Alan J. Bedner, CFO at Company headquarters or email alan.bedner@unitybank.com.
- electronically at the SEC's home page at www.sec.gov.

Annual Meeting of Shareholders
Shareholders are cordially invited to the Annual Meeting of Shareholders. The Meeting will convene at 3:00 pm, Thursday, April 26, 2007, at The Grand Colonial, Clinton, NJ.

Stock Listing
Unity Bancorp, Inc. common stock is traded on the NASDAQ under the symbol "UNTY".



Stock Performance Chart
Index Value
1,000
900
800
700
600
500
400
300
200
100
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
Unity Bancorp, Inc.
NASDAQ Bank Index
NASDAQ Composite Index

	Fiscal Year Ending					
	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Unity Bancorp, Inc.	325.53	413.16	604.74	716.21	823.39	908.43
NASDAQ Bank Index	110.08	115.05	149.48	165.92	158.73	176.20
NASDAQ Composite Index	78.95	54.06	81.09	88.06	89.27	97.76

Common Stock Prices
The table below sets forth by quarter the range of high, low and quarter-end closing sale prices for Unity Bancorp, Inc's. common stock.

Quarter	High	Low	Close	Cash Dividend Declared
2006				
Fourth	$16.50	$13.75	$14.71	$0.05
Third	17.25	14.79	15.28	0.05
Second	17.86	14.65	15.49	0.05
First	16.19	13.00	15.29	0.05
2005				
Fourth	$13.57	$11.88	$13.33	$0.05
Third	12.40	11.05	12.40	0.05
Second	11.90	10.81	11.39	0.04
First	13.31	11.43	11.43	0.04

As of March 1, 2007 there were 541 holders of Unity Bancorp, Inc.'s common stock. The amounts reflect the impact of the 5 percent stock distributions paid on June 30, 2006.

Board of Directors and Executive Management Team

Board of Directors*



David D. Dallas
Chairman of the Board
Unity Bancorp, Inc. and Unity Bank
CEO of Dallas Group of America, Inc.



Allen Tucker
Vice Chairman
Unity Bancorp, Inc. and Unity Bank
President of Tucker Enterprises



James A. Hughes, CPA
President and Chief Executive Officer
Unity Bancorp, Inc. and Unity Bank



Frank Ali
Real Estate Developer, Entrepreneur



Dr. Mark S. Brody
Investment Advisor, Financial
Planning Analysts
NY State Licensed Physician



Wayne Courtright
Retired, Former Banker



Robert H. Dallas, II
President of Dallas Group of
America, Inc.



Charles S. Loring, CPA
Owner of Charles S. Loring, CPA



Peter E. Maricondo
Financial Consultant

Executive Management Team



Alan J. Bedner Jr., CPA
Executive Vice President
Chief Financial Officer
and Corporate Secretary



Michael F. Downes
Executive Vice President
Chief Lending Officer



John J. Kauchak
Executive Vice President
Chief Deposit Officer

*All Directors of Unity Bancorp, Inc. are also Directors of Unity Bank

Senior Management and Officers

Senior Management

Janice Bolomey
Senior Vice President
Retail Operations Manager

Keith Fenstermaker
Senior Vice President
Credit Manager

Sanjay Patel
Senior Vice President
SBA Sales Manager

Marc Sovelove
Senior Vice President
Chief Retail Lending Officer

Officers

Umar Anjum
Vice President
Compliance Officer

Kimberly Buckl
Vice President
Retail Sales Manager

Laureen Cook, CPA
Vice President
Corporate Controller

Walter Deutsch
Vice President
Manager - Highland Park Office

Mark Dirato
Vice President
IT Manager

Gary Fisher
Vice President
Business Development Executive

Cindy Gale
Vice President
Depository Project Coordinator

Joseph Gherardi
Vice President
Business Development Executive

Jeffrey Glaush
Vice President
Commercial Team Leader

David Hensley
Vice President
Commercial Loan Officer

Michelle Kirmser
Vice President
Asset Recovery Manager

Jan Lawler
Vice President
Manager - Clinton Office

Hiren Mehta
Vice President
Business Development Executive

Stephen Miller
Vice President
Commercial Loan Officer

Patrick O'Donnell
Vice President
Commercial Loan Officer

John Oliver
Vice President
Commercial Loan Officer

Margarita Pappas
Vice President
Business Development Executive

Kalpathy Parameswaran
Vice President
Business Development Executive

Suman Saxena
Vice President
Consumer Lending Manager

Robert Schweitzer
Vice President
Business Development Executive

Paula Sierp
Vice President
Business Development Executive

Bonnie Steinert, PHR
Vice President
Human Resources Director

Paul Yankowski
Vice President
Manager - North Plainfield Office

Carolina Alvarez
Assistant Vice President
Manager - Union Office

Sallie Bambu
Assistant Vice President
Senior Credit Analyst

Dawn Bay
Assistant Vice President
Loan Servicing Manager

Brynn Bohren
Assistant Vice President
Finance Department Supervisor

Christopher Bono
Assistant Vice President
Manager - South Plainfield Office

Carolyn Calafiore
Assistant Vice President
Loan Closing Manager

Lynda Farley
Assistant Vice President
Residential Mortgage Manager

Smita Goradia
Assistant Vice President
Manager - Edison Office

Michele Green
Assistant Vice President
Senior Credit Analyst

Johanna Gromek
Assistant Vice President
Manager - Linden Office

Theresa Harris
Assistant Vice President
Senior Credit Analyst

Laura Kaplan-Grimshaw
Assistant Vice President
Manager - Colonia Office

Cathie A. Kennedy
Assistant Vice President
Facilities Manager

Mark Megee
Assistant Vice President
Credit Analyst

Cathy Owens
Assistant Vice President
Manager - Flemington Office

Colleen Paschal
Assistant Vice President
Manager - Scotch Plains Office

Debra Pasquali
Assistant Vice President
Manager - Springfield Office

Yesenia Santos
Assistant Vice President
Operations Manager - North Plainfield Office

Jonathan Sheehy
Assistant Vice President
Sr. Network Administrator

De-Ana Susinskas
Assistant Vice President
Business Development Executive

Linda Vail
Assistant Vice President
Manager - Phillipsburg Office

Edward Venerus
Assistant Vice President
Manager - Whitehouse Office

Alan Waters
Assistant Vice President
Portfolio Review Manager

Sally Wilson
Assistant Vice President
Deposit Services Manager

Eric Wyszkowski
Assistant Vice President
Business Development Executive

Linda McDermott
Corporate Secretary
Executive Assistant

Lauren Christie
Assistant Secretary
Loan Closer

Rebecca Vanselous
Assistant Secretary
Loan Closer

Judy Floyd
Assistant Treasurer
Deposit Services Assistant Manager

Arlene Goczalk
Assistant Treasurer
Consumer Loan Servicer

Lisa Masterson
Assistant Treasurer
Operations Manager

Tara Rhines
Assistant Treasurer
Bank Secrecy Officer

Branch Locations

1 Clinton
2 Bridgewater
3 Colonia
4 Edison
5 Flemington
6 Highland Park
7 Linden
8 North Plainfield
9 Phillipsburg
10 Scotch Plains
11 South Plainfield
12 Springfield
13 Union
14 Whitehouse
15 Forks Township, PA

In Development

16 Washington
17 Middlesex

Loan Production Office

18 Great Neck, NY



UNITY BANCORP•INC

Corporate Offices
64 Old Highway 22
Clinton, NJ 08809
800.618.BANK

END